SJW Corp.

Annual Report 2011



Dear Fellow Shareholder:

SJW Corp. ("SJW") and our flagship utility, San Jose Water Company ("SJWC"), delivered solid financial results in 2011 despite wet weather, cool temperatures, and continued declines in water usage by our SJWC customers.

For the last several years, SJW and SJWC results have been impacted by declining water usage. Regardless of whether this stems from adverse weather patterns, economic conditions, or changing consumer behavior, the combination of declining usage and SJWC's growing capital requirements requires us to seek permission from the California Public Utilities Commission to decouple sales from revenues through a Water Revenue Adjustment Mechanism ("WRAM"). The intended effect of a revenue decoupling mechanism is to ensure that a utility's authorized revenue levels are achieved regardless of the level of customer usage.

Although a WRAM has been requested as part of SJWC's general rate case filing for the years 2013 through 2015, the earliest that SJWC could implement a WRAM is January 1, 2013. Additionally, 2012 is the last year of SJWC's current general rate case and the rate relief provided in the last year of a general rate case has historically been insufficient to offset escalating operating and other costs. Accordingly, unless SJWC customer water usage returns to "normal" levels, SJW's 2012 results may be adversely impacted.

While 2012 may be challenging, SJW's key revenue and earnings drivers remain strong and growing. SJWC has continued to make large investments to replace aging infrastructure and upgrade critical operating facilities. Also, SJW's Texas utility, SJWTX, Inc., is increasing its contribution to consolidated results by consistent customer growth, orderly expansion of its regional service area, and improved operational efficiencies.

We strongly believe that SJW's regional operations represent a compelling, efficient, and superior utility model. Further, by developing innovative and effective solutions to water supply and water quality challenges, and investing in our water systems and the people who run them, we are building SJW for the long run and preparing for significant opportunities in the water sector.

The substantial investments we have made in our water systems provide a solid foundation for sustainable earnings growth and optimal system performance benefitting both shareholders and customers. Through the diligent execution of our strategy, we are confident that SJW will continue to deliver consistent earnings and dividend growth over the long term.

In closing, it is with deep respect and appreciation that SJW bids farewell to three departing board members — Chuck Toeniskoetter, Phil DiNapoli, and Norm Mineta. Collectively, their business acumen, dedication, and commitment contributed greatly to SJW's growth and success. They are all exceptional gentlemen characterized by extraordinary integrity, intellect, and sound judgment. Everyone at SJW wishes them the very best in their future endeavors.

W. Richard Roth, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-8966

SJW CORP.

(Exact name of registrant as specified in its charter)

California	**77-0066628**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 West Taylor Street, San Jose, California	**95110**
(Address of principal executive offices)	(Zip Code)

408-279-7800

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.521 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $340 million based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of registrant's common stock, as of the latest practicable date.

Class	Outstanding at February 8, 2012
Common Stock, $0.521 par value per share	18,618,265

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's Annual Meeting of Shareholders, to be held on April 25, 2012, are incorporated by reference into Part III of this Form 10-K where indicated.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws relating to future events and future results of SJW Corp. and its subsidiaries that are based on current expectations, estimates, forecasts, and projections about SJW Corp. and its subsidiaries and the industries in which SJW Corp. and its subsidiaries operate and the beliefs and assumptions of the management of SJW Corp. Such forward-looking statements are identified by words including "expect", "estimate", "anticipate", "intends", "seeks", "plans", "projects", "may", "should", "will", and variation of such words, and similar expressions. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report under Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, and in other reports SJW Corp. files with the Securities and Exchange Commission (the "SEC"), specifically the most recent report on Form 10-Q and reports on Form 8-K filed with the SEC, each as it may be amended from time to time.

SJW Corp. undertakes no obligation to update or revise the information contained in this report, including the forward-looking statements, to reflect any event or circumstance that may arise after the date of this report.

Item 1. *Business*

General Development of Business

SJW Corp. was incorporated in California on February 8, 1985. SJW Corp. is a holding company with four subsidiaries:

- San Jose Water Company, a wholly owned subsidiary of SJW Corp., with its headquarters located at 110 West Taylor Street in San Jose, California 95110, was originally incorporated under the laws of the State of California in 1866. As part of a reorganization on February 8, 1985, San Jose Water Company became a wholly owned subsidiary of SJW Corp. San Jose Water Company is a public utility in the business of providing water service to approximately 226,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose, California area. San Jose Water Company's web site can be accessed via the Internet at *http://www.sjwater.com.*
- SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company ("CLWSC"). CLWSC is a public utility in the business of providing water service to approximately 10,000 connections that serve approximately 36,000 people. CLWSC's service area comprises more than 243 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation. The water supply corporation has been determined to be a variable interest entity within the scope of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810—"Consolidation" with SJWTX, Inc. as the primary beneficiary, and as a result, it has been consolidated with SJWTX, Inc.
- SJW Land Company, a wholly owned subsidiary of SJW Corp., was incorporated in 1985. SJW Land Company owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee, and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P.
- Texas Water Alliance Limited ("TWA"), a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Together, San Jose Water Company, CLWSC and TWA are referred to as "Water Utility Services."

Regulation and Rates

San Jose Water Company's rates, service and other matters affecting its business are subject to regulation by the California Public Utilities Commission ("CPUC").

Ordinarily, there are three types of rate adjustments that affect San Jose Water Company's revenue collection: general rate adjustments, cost of capital adjustments, and offset rate adjustments. General rate adjustments are authorized in general rate case decisions, which usually authorize an initial rate adjustment followed by two annual escalation adjustments designed to maintain the authorized return on equity over a three-year period. General rate applications are normally filed and processed during the last year covered by the most recent rate case as required by the CPUC so that regulatory lag is avoided.

Cost of capital adjustments are rate adjustments resulting from the CPUC's tri-annual establishment of a reasonable rate of return for San Jose Water Company's capital investments.

The purpose of an offset rate adjustment is to compensate utilities for changes in specific pre-authorized offsettable capital investments or expenses, primarily for purchased water, groundwater extraction charges and purchased power. Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which such revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes.

On November 20, 2009, the CPUC approved the most recent general rate increase for San Jose Water Company. In summary, the decision authorizes a rate increase designed to increase revenue by $18.6 million, or 9.24%, in 2010. In accordance with CPUC rules, the subsequent increases for the years 2011 and 2012 are based upon the consumer price indices published in October of the preceding year. The CPUC approved a 2011 general rate increase of $7.3 million, or 3.32%, and a 2012 general rate increase of $10.7 million, or 4.53%. These rate changes, which were designed to produce a return on common equity of 10.20%, became effective on January 1, 2011 and 2012, respectively. The stated revenue increases for 2011 and 2012 do not include additional authorized increases associated with scheduled expense and rate base offset filings, rate recovery of planned upgrades to the Montevina Treatment Plant, and the potential supplemental filings for rate recovery for investments in alternative energy projects.

On June 2, 2010, San Jose Water Company filed an advice letter with the CPUC requesting authorization to increase revenues by $5.7 million, or approximately 2.61%, of authorized revenue at the time of the filing. This increase was intended to recover the accumulated balance in the Mandatory Conservation Revenue Adjustment Memorandum Account ("MCRAM"), which was in effect from August 3, 2009 to May 1, 2010. The CPUC-authorized MCRAM was intended to track the revenue impact of mandatory conservation upon San Jose Water Company's quantity revenue resulting from mandatory conservation instituted by the Santa Clara Valley Water District ("SCVWD"). As directed by the CPUC's Division of Water and Audits, the MCRAM would be recovered via a surcharge on the existing quantity rate for a period of 12 months following final approval by the CPUC. Resolution W-4885 authorizing the recovery was adopted by the Commission on December 15, 2011. The surcharge to begin recovering the balance was subsequently implemented on December 27, 2011. All revenue was recognized immediately upon final approval by the CPUC.

On September 30, 2010, San Jose Water Company, in compliance with Commission Decision 09-11-032, requested the CPUC's approval of upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant ("MWTP"). The MWTP treats surface water from the local watershed by direct media filtration and chlorine disinfection. Over the past 40 years, state and federal drinking water regulations have changed significantly in areas that the MWTP was not designed to address. The MWTP has aging infrastructure and many of its components are at the end of their useful lives, or they do not meet current structural and seismic requirements. The total planned project cost is $73.7 million, over five years, with the project commencing in late 2011. San Jose Water Company's application requested revenue increases of $0.5 million, or 0.22% in 2011, $1.9 million, or 0.85% in 2012, $7.7 million, or 3.50% in 2013, $3.5 million, or 1.61% in 2014 and $0.8 million, or 0.38% in 2015 (all at the current authorized rate of return). A decision on the application is expected in the second half of 2012.

On May 2, 2011, San Jose Water Company filed Application No. 11-05-002 with the CPUC seeking authorization of an updated Cost of Capital ("COC") for the period from January 1, 2012 through December 31, 2014. For 2012, San Jose Water Company is seeking CPUC approval of a return on equity of 11.50%, a long-term cost of debt of 6.68% and a rate of return of 9.14%. San Jose Water Company's application was subsequently consolidated with the COC application of three other Class A water companies (California Water Service Company, California American Water and Golden State Water Company). A pre-hearing conference was held on June 14, 2011. A scoping memo was issued on September 13, 2011. The CPUC's Division of Ratepayer Advocates issued testimony on August 31, 2011 and San Jose Water Company issued rebuttal testimony on September 21, 2011. An all-party settlement agreement was announced by the CPUC on October 17, 2011 that would provide San Jose Water Company a return on equity of 9.99% and a rate of return of 8.38%. On November 28, 2011, the Administrative Law Judge in the proceeding issued a ruling requiring evidentiary hearings to provide additional development of the evidentiary record. These evidentiary hearings were held in January 2012. A CPUC decision on this application is expected during the second quarter of 2012.

On May 31, 2011, San Jose Water Company filed an advice letter with the CPUC requesting authorization to increase revenues by $9.2 million, or approximately 4.04%. This revenue increase was intended to offset the SCVWD's increases to purchased water and groundwater extraction charges. This revenue increase was not intended to provide San Jose Water Company an increase in earnings. This advice letter was approved by the CPUC and the revenue increase went into effect July 1, 2011.

On June 23, 2011, the CPUC approved Resolution L-411A. The resolution ordered many regulated utilities, including

San Jose Water Company, to establish memorandum accounts to reflect the impacts of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, and offsetting reinvestment, if any, in utility plant. The Act provides for between 50% and 100% bonus depreciation on qualifying assets placed in service between 2010 and 2012. The bonus depreciation taken generates current tax savings and deferred tax liabilities associated with such assets and, as a result, reduces utility rate base below that originally contemplated for rate setting purposes. Under L-411A, the memorandum account will track the impact of this rate base reduction as well as the impact of newly constructed qualifying assets on the Company's authorized revenue. On August 1, 2011, San Jose Water Company filed an advice letter with the CPUC requesting authorization of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 memorandum account. The memorandum account was subsequently approved on August 18, 2011, with an effective date of April 14, 2011.

On January 3, 2012, San Jose Water Company filed a General Rate Case application requesting rate increases of $47.4 million, or 21.51% in 2013, $13.0 million, or 4.87% in 2014 and $34.8 million, or 12.59% in 2015. This General Rate Case filing also includes several "special requests", including but not limited to: (1) recovery of the under-collected balance of $2.6 million in the balancing account, (2) disbursement of the over-collected balance of $0.7 million accrued in various memorandum accounts and (3) implementation of a full revenue decoupling Water Revenue Adjustment Mechanism and associated Modified Cost Balancing Account. A General Rate Case is a year-long proceeding before the CPUC that involves a discovery phase led by the CPUC's Division of Ratepayer Advocates, settlement meetings, as well as possible evidentiary hearings. A final decision in this proceeding is likely to occur in the second half of 2012 with new rates becoming effective at the beginning of 2013. If a decision is not reached by the end of 2012, the CPUC has mechanisms in place that will allow San Jose Water Company to request interim rates, effective January 1, 2013, until a decision is adopted.

CLWSC is subject to regulation by the Texas Commission on Environmental Quality ("TCEQ"). The TCEQ authorizes rate increases after the filing of an Application for a Rate/Tariff Change. Such filings may be filed anytime but not sooner than 12 months following acceptance by the TCEQ of the previous filing.

On August 27, 2010, CLWSC filed a rate case with the TCEQ. The filing contained a request for an immediate increase in revenue of 38% and a total increase of 71%. The new rates (38%) became effective on October 27, 2010. CLWSC is also requesting the TCEQ for a rate base determination. A rate base determination entails verification of plant to be included in rate base by TCEQ staff. An evidentiary hearing on these matters has been scheduled for March 2012, and a TCEQ decision is expected sometime in the second quarter of 2012. Until final approval by the TCEQ, the 38% rate increase in October 2010 is subject to adjustment and refund.

Please also see Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Information about Industry Segments

See Note 12 of Notes to Consolidated Financial Statements for information regarding SJW Corp.'s business segments.

Description of Business

General

The principal business of Water Utility Services consists of the production, purchase, storage, purification, distribution, wholesale, and retail sale of water. San Jose Water Company provides water service to approximately 226,000 connections that serve customers in portions of the cities of Cupertino and San Jose and in the cities of Campbell, Monte Sereno, Saratoga and the Town of Los Gatos, and adjacent unincorporated territories, all in the County of Santa Clara in the State of California. San Jose Water Company distributes water to customers in accordance with accepted water utility methods. CLWSC provides water service to approximately 10,000 connections that serve approximately 36,000 people in a service area comprising more than 243 square miles in the growing region between San Antonio and Austin, Texas.

San Jose Water Company also provides non-tariffed services under agreements with municipalities and other utilities. These non-tariffed services include water system operations, maintenance agreements and antenna leases.

In October 1997, San Jose Water Company commenced operation of the City of Cupertino municipal water system under the terms of a 25-year lease. The system is adjacent to the San Jose Water Company service area and has approximately 4,500 service connections. Under the terms of the lease, San Jose Water Company paid an up-front $6.8 million concession fee to the City of Cupertino that is amortized over the contract term. San Jose Water Company is responsible for all aspects of system operation including capital improvements.

The operating results from the water business fluctuate according to the demand for water, which is often influenced by seasonal conditions, such as summer temperatures or the amount and timing of precipitation in Water Utility Services' service areas. Revenue, production costs and income are affected by the changes in water sales and availability of surface water supply.

Overhead costs, such as payroll and benefits, depreciation, interest on long-term debt, and property taxes, remain fairly constant despite variations in the amount of water sold. As a result, earnings are highest in the higher demand, warm summer months and lowest in the cool winter months.

Water Supply

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the SCVWD under the terms of a master contract with SCVWD expiring in 2051. Purchased water provides approximately 40% to 45% of San Jose Water Company's annual production. San Jose Water Company pumps approximately 40% to 50% of its water supply from the underground basin and pays a groundwater extraction charge to SCVWD. Surface supply, which during a year of normal rainfall satisfies about 6% to 8% of San Jose Water Company's annual needs, provides approximately 1% of its water supply in a dry year and approximately 14% in a wet year. In dry years, the decrease in water from surface run-off and diversion, and the corresponding increase in purchased and pumped water, increases production costs substantially.

The pumps and motors at San Jose Water Company's groundwater production facilities are propelled by electric power. Over the last few years, San Jose Water Company has installed standby power generators at 32 of its strategic water production sites. In addition, the commercial office and operations control centers are outfitted with standby power equipment that allow critical distribution and customer service operations to continue during a power outage. SCVWD has informed San Jose Water Company that its filter plants, which deliver purchased water to San Jose Water Company, are also equipped with standby generators. In the event of a power outage, San Jose Water Company believes it will be able to prevent an interruption of service to customers for a limited period by pumping water with its standby generators and by using purchased water from SCVWD.

In 2011, the level of water in the Santa Clara Valley groundwater basin, which is managed by the SCVWD, remained comparable to the 30-year average level. On January 1, 2012, SCVWD's 10 reservoirs were 44.3% full with 74,797 acre-feet of water in storage. As reported by SCVWD, the rainfall was approximately 33% of the seasonal average for the first six months of the rainfall season that commenced on July 1, 2011 and ends on June 30, 2012. As of December 31, 2011, San Jose Water Company's Lake Elsman contained 111 million gallons. In addition, the rainfall at San Jose Water Company's Lake Elsman was measured at 5.02 inches for the period from July 1, 2011 through December 31, 2011, which is 34% of the five-year average. Local surface water is a less costly source of water than groundwater or purchased water and its availability significantly impacts San Jose Water Company's results of operations. San Jose Water Company believes that its various sources of water supply will be sufficient to meet customer demand in 2012.

On December 15, 2008, the U.S. Fish and Wildlife Service issued a Biological Opinion ("BiOp") and Incidental Take Statement for the Central Valley Project ("CVP") and the State Water Project ("SWP") on the Delta smelt. The BiOp prescribes a range of operational criteria that are determined based on hydrology, fish distribution, abundance and other factors. Under a "most likely" scenario, the California Department of Water Resources and United States Bureau of Reclamation estimate that SWP and CVP supplies to SCVWD could be reduced by approximately 17% to 18% of the supply amount they currently receive. Under a "worst case" BiOp scenario, SWP and CVP supplies to SCVWD could be reduced by approximately 32% to 33% of the current supply amount they receive. In addition, while there is some overlap with the California Fish & Game Commission's restrictions to protect longfin smelt, the longfin pumping restrictions, if triggered, could cause significant supply impacts beyond those estimated to comply with Delta smelt requirements.

On March 24, 2009, the SCVWD board of directors passed a resolution calling for a mandatory 15% reduction in water use for the remainder of the calendar year 2009. On December 8, 2009, this call for conservation was further extended through June 2010. To effect water restrictions, SCVWD worked with other political subdivisions that possess the authority to enact and enforce drought ordinances in order to effect such restrictions. San Jose Water Company worked with the CPUC to develop its water conservation plan to comply with the call for a 15% reduction in water use. The CPUC approved the plan, which became effective on August 12, 2009 and remained in effect through June 2010.

On July 13, 2010, the SCVWD board of directors passed a resolution calling for a three-month, 10% mandatory water conservation through September 30, 2010. On August 31, 2010, the SCVWD board of directors held a special work study session, which included retailers and municipalities, to discuss tiered rates and the effect on water conservation.

On September 28, 2010, the SCVWD board of directors voted to end mandatory conservation, but continued to request voluntary 10% conservation through June 30, 2011. Upon expiration, the request for voluntary conservation was not renewed by the SCVWD board of directors.

Except for a few isolated cases when service had been interrupted or curtailed because of power or equipment failures, construction shutdowns, or other operating difficulties, San Jose Water Company has not had any interrupted or imposed mandatory curtailment of service to any type or class of customer with the exception of the summer of 1989 through March 1993, when rationing was imposed intermittently on customers at the request of SCVWD.

California faces long-term water supply challenges. San Jose Water Company actively works with SCVWD to meet the challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the Guadalupe-Blanco River Authority ("GBRA"). CLWSC has long-term agreements with GBRA, which expire in 2040, 2044 and 2050. The agreements provide CLWSC with 6,700 acre-feet of water per year from Canyon Lake and other sources at prices to be adjusted periodically by GBRA.

Please also see further discussion under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchises

Franchises granted by local jurisdictions permit Water Utility Services to construct, maintain, and operate a water distribution system within the streets and other public properties of a given jurisdiction. San Jose Water Company holds the necessary franchises to provide water in portions of the cities of San Jose and Cupertino and in the cities of Campbell, Monte Sereno and Saratoga, the Town of Los Gatos and the unincorporated areas of Santa Clara County. None of the franchises have a termination date, other than the franchise for the unincorporated areas of Santa Clara County, which terminates in 2020.

Seasonal Factors

Water sales are seasonal in nature and influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by customers to vary significantly. Demand for water is generally lower during the cooler and rainy winter months. Demand increases in the spring when the temperature rises and rain diminishes.

Competition

San Jose Water Company and CLWSC are public utilities regulated by the CPUC and TCEQ, respectively, and operate within a service area approved by the regulators. The statutory laws provide that no other investor-owned public utility may operate in the public utilities' service areas without first obtaining from the regulator a certificate of public convenience and necessity. Past experience shows such a certificate will be issued only after demonstrating that service in such area is inadequate.

California law also provides that whenever a public agency constructs facilities to extend utility service to the service area of a privately-owned public utility, like San Jose Water Company, such an act constitutes the taking of property and is conditioned upon payment of just compensation to the private utility.

Under the California law, municipalities, water districts and other public agencies have been authorized to engage in the ownership and operation of water systems. Such agencies are empowered to condemn properties operated by privately-owned public utilities upon payment of just compensation and are further authorized to issue bonds (including revenue bonds) for the purpose of acquiring or constructing water systems. To the Company's knowledge, no municipality, water district or other public agency has pending any action to condemn any part of its water systems.

Environmental Matters

Water Utility Services' procedures produce potable water in accordance with all applicable county, state and federal environmental rules and regulations. Additionally, public utilities are subject to environmental regulation by various other state and local governmental authorities.

Water Utility Services is currently in compliance with all of the United States Environmental Protection Agency's (the "EPA") surface water treatment performance standards, drinking water standards for disinfection by-products and primary maximum contaminant levels. These standards have been adopted and are enforced by the California Department of Public Health and the TCEQ for San Jose Water Company and CLWSC, respectively.

Other state and local environmental regulations apply to our Water Utility Services' operations and facilities. These regulations relate primarily to the handling, storage and disposal of hazardous materials and discharges to the environment. As part of routine replacement of infrastructure, San Jose Water Company identified legacy equipment containing mercury which was released into the surrounding soil. San Jose Water Company has determined there is no risk of contamination to the water supply, notified the appropriate authorities and remediated the affected area. San Jose Water Company also identified ten other potentially affected sites and will be assessing the mercury impacts, if any, in conjunction with its infrastructure replacement program. SJW Corp. believes there will be no material financial impact related to this matter. When operating conditions allowed it, backwash water from Saratoga Water Treatment Plant was discharged to Saratoga Creek as authorized under the Region Wide General National Pollutant Discharge Elimination System Permit for Discharges from Surface Water Treatment Facilities for Potable Supply (Order R2-2003-0062 prior to March 1, 2010 and Order R2-2009-0033 effective March 1, 2010). San Jose Water Company monitored physical and chemical properties of the effluent in accordance with the permit requirements. The Regional Water Quality Control Board requires these results to be submitted by November 15th of each year in an annual self-monitoring report. In preparation of the 2010 report, staff determined that San Jose Water Company exceeded the prescribed limits for total suspended solids and for zinc. San Jose Water Company had suspended discharging under this permit at that time and there is no on-going violation. As of December 31, 2011, the Regional Water Quality Control Board has not taken any action related to this matter, and SJW Corp. believes there will be no material financial impact related to this matter.

San Jose Water Company is currently in compliance with all state and local regulations governing hazardous materials, point and non-point source discharges and the warning provisions of the California Safe Drinking Water and Toxic Enforcement Act of 1986. Please also see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

As of December 31, 2011, SJW Corp. had 385 employees, of whom 347 were San Jose Water Company employees and 38 were CLWSC employees. At San Jose Water Company, 105 were executive, administrative or supervisory personnel, and 242 were members of unions. On November 23, 2010, San Jose Water Company reached a three-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2011 through December 31, 2013. The agreements include a 2% wage increase in 2011, 2% in 2012 and 3% in 2013 for union workers as well as increases in medical co-pays and dental deductibles. As of December 31, 2011, CLWSC had 38 employees, of whom 9 were exempt and 29 were non-exempt employees. Non-exempt employees are subject to overtime but are not union represented.

Officers of the Registrant

Name	Age	Offices and Experience
G.J. Belhumeur........	65	San Jose Water Company—Senior Vice President, Operations. Mr. Belhumeur has served as Senior Vice President of Operations since 2004. From 1996 to 2003, Mr. Belhumeur was Vice President of Operations. Mr. Belhumeur has been with San Jose Water Company since 1970.
D.R. Drysdale	56	San Jose Water Company—Vice President, Information Systems. Mr. Drysdale has served as Vice President of Information Systems since 2000. From 1998 to 1999, Mr. Drysdale was Director of Information Systems. From 1994 to 1998, Mr. Drysdale was Data Processing Manager. Mr. Drysdale joined San Jose Water Company in 1992.
C.S. Giordano	55	San Jose Water Company—Officer, Chief Engineer. Mr. Giordano has served as Chief Engineer since June 2007. From August 2000 to June 2007, Mr. Giordano was Director of Engineering and Construction. From January 1994 to August 2000, Mr. Giordano was Assistant Chief Engineer. Mr. Giordano has been with San Jose Water Company since 1994.
P. L. Jensen.............	52	San Jose Water Company—Senior Vice President, Regulatory Affairs. Mr. Jensen has served as Senior Vice President of Regulatory Affairs since October 2011. From July 2007 to October 2011, Mr. Jensen was Vice President of Regulatory Affairs. From 1995 to July 2007, Mr. Jensen was Director of Regulatory Affairs. Mr. Jensen has been with San Jose Water Company since 1995.
J.P. Lynch................	52	SJW Corp.—Chief Financial Officer and Treasurer. Mr. Lynch has served as Chief Financial Officer and Treasurer since October 2010. He is also Chief Financial Officer and Treasurer of San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. Prior to joining the Corporation, Mr. Lynch was an Audit Partner with KPMG LLP. Mr. Lynch was with KPMG LLP for 26 years. Mr. Lynch is a certified public accountant.
S. Papazian	36	SJW Corp.—Corporate Secretary and Attorney. Ms. Papazian has served as Corporate Secretary and Attorney for SJW Corp. and San Jose Water Company since February 2005. She is also Corporate Secretary of SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. She was admitted to the California State Bar in January 2000 and thereafter was an Associate Attorney at The Corporate Law Group from March 2000 until February 2005.
W.R. Roth................	59	SJW Corp.—President and Chief Executive Officer of SJW Corp., San Jose Water Company, SJW Land Company, SJWTX, Inc. and Texas Water Alliance Limited. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Mr. Roth has been with San Jose Water Company since 1990.
W.L. Avila-Walker..	48	San Jose Water Company—Controller. Ms. Avila-Walker has served as Controller since September 2009. From August 2008 to September 2009, Ms. Avila-Walker served as Director of Compliance. From May 2005 to May 2008, Ms. Avila-Walker served as Director of Reporting and Finance.
R.S. Yoo..................	61	San Jose Water Company—Chief Operating Officer. Mr. Yoo has served as Chief Operating Officer since July 2005. From April 2003 to July 2005, Mr. Yoo was Senior Vice President of Administration. From April 1996 to April 2003, Mr. Yoo was Vice President of Water Quality. Mr. Yoo has served as President of Crystal Choice Water Service LLC from January 2001 to August 2005 and Manager from January 2001 to January 2007. Mr. Yoo was appointed Vice President of SJWTX, Inc. from September 2005 to April 2008. Mr. Yoo has been with San Jose Water Company since 1985.

Financial Information about Foreign and Domestic Operations and Export Sales

SJW Corp.'s revenue and expense are derived substantially from Water Utility Services' operations located in the County of Santa Clara in the State of California and Comal County in the State of Texas.

Available Information

SJW Corp.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are made available free of charge through SJW Corp.'s website at *http://www.sjwcorp.com*, as soon as reasonably practicable, after SJW Corp. electronically files such material with, or furnishs such material to, the SEC. The content of SJW Corp.'s website is not incorporated by reference to or part of this report.

You may also obtain a copy of any of these reports directly from the SEC. You may read and copy any material we file or furnish with the SEC at their Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. The phone number for information about the operation of the Public Reference Room is 1-800-732-0330. Because we electronically file our reports, you may also obtain this information from the SEC internet website at http://www.sec.gov.

Item 1A. ***Risk Factors***

Investors should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing SJW Corp. Additional risks that SJW Corp. does not yet know of or that it currently thinks are immaterial may also impair its business operations. If any of the following risks actually occur, SJW Corp.'s business, operating results or financial condition could be materially harmed. In such case, the trading price of SJW Corp.'s common stock could decline and you may lose all or part of your investment. Investors should also refer to the other information set forth in this Form 10-K, including the consolidated financial statements and the notes thereto.

Our business is regulated and may be adversely affected by changes to the regulatory environment.

San Jose Water Company and CLWSC are regulated public utilities. The operating revenue of San Jose Water Company and CLWSC result primarily from the sale of water at rates authorized by the CPUC and the TCEQ, respectively. The CPUC and TCEQ set rates that are intended to provide revenues sufficient to recover normal operating expenses, provide funds for replacement of water infrastructure and produce a fair and reasonable return on shareholder common equity. Please refer to Part I, Item 1, "Regulation and Rates" for a discussion of the most recent rate cases for San Jose Water Company, which has authorized rates for 2010 through 2012, and for CLWSC. In our applications for rate approvals, we rely upon estimates and forecasts to propose rates for approval by the CPUC or TCEQ. No assurance can be given that our estimates and forecasts will be correct or that the CPUC or TCEQ will agree with our estimates and forecasts and approve our proposed rates. To the extent our authorized rates may be too low, revenues may be insufficient to cover Water Utility Services' operating expenses, capital requirements and SJW Corp.'s historical dividend rate. In addition, delays in approving rate increases may negatively affect our operating results.

In addition, policies and regulations promulgated by the regulators govern the recovery of capital expenditures, the treatment of gains from the sale of real property, the offset of production and operating costs, the recovery of the cost of debt, the optimal equity structure, and the financial and operational flexibility to engage in non-tariffed operations. If the regulators implement policies and regulations that will not allow San Jose Water Company and CLWSC to accomplish some or all of the items listed above, Water Utility Services' future operating results may be adversely affected. Further, from time to time, the commissioners at the CPUC and the TCEQ change. For example, in California, the Governor appointed three new commissioners to the CPUC in 2011. Such changes could lead to changes in policies and regulations. There can be no assurance that the resulting changes in policies and regulation will not adversely affect our operating results or financial condition.

Recovery of regulatory assets is subject to adjustment by the regulatory agency and could impact the operating results of Water Utility Services.

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by FASB ASC Topic 980—"Regulated Operations." In accordance with ASC Topic 980, Water Utility Services record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recovered in the ratemaking process in a period different from when the costs and credits were incurred. Please refer to Note 1 of the Notes to Consolidated Financial Statements for a summary of net regulatory assets. If the assessment of the probability of recovery in the ratemaking process is incorrect and the applicable ratemaking body determines that a deferred cost is not recoverable through future rate increases, the regulatory assets or liabilities would need to be adjusted, which could have an adverse effect on our financial results.

Changes in water supply, water supply costs or the mix of water supply could adversely affect the operating results and business of Water Utility Services.

San Jose Water Company's supply of water primarily relies upon three main sources: water purchased from SCVWD, surface water from its Santa Cruz Mountains watershed, and pumped underground water. Changes and variations in quantities from each of these three sources affect the overall mix of the water supply, thereby affecting the cost of the water supply. Surface water is the least costly source of water. If there is an adverse change to the mix of water supply and San Jose Water Company is not allowed by the CPUC to recover the additional or increased water supply costs, its operating results may be adversely affected.

SCVWD receives an allotment of water from state and federal water projects. If San Jose Water Company has difficulties obtaining a high quality water supply from SCVWD due to availability, environmental, legal or other restrictions (see also Part I, Item 1, "Water Supply"), it may not be able to fully satisfy customer demand in its service area and its operating results and business may be adversely affected. Additionally, the availability of water from San Jose Water Company's Santa Cruz Mountains watershed depends on the weather and fluctuates with each season. In a normal year, surface water supply provides 6% to 8% of the total water supply of the system. In a season with little rainfall, water supply from surface water sources may be low, thereby causing San Jose Water Company to increase the amount of water purchased from outside sources at a higher cost than surface water, thus increasing water production costs.

In addition, San Jose Water Company's ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing overall water production costs and adversely affecting the operating results of San Jose Water Company.

Because the extraction of water from the groundwater basin and the operation of the water distribution system require a significant amount of energy, increases in energy prices could increase operating expenses of San Jose Water Company. In the aftermath of the attempt to deregulate the California energy market, energy costs in California continue to be in flux, and therefore San Jose Water Company cannot be certain that it will be able to contain energy costs into the future.

San Jose Water Company continues to utilize Pacific Gas & Electric's time of use rate schedules to minimize its overall energy costs primarily for groundwater pumping. Optimization and energy management efficiency is achieved through the implementation of Supervisory Control and Data Acquisition system software applications that control pumps based on demand and cost of energy. An increase in demand or a reduction in the availability of surface water or import water could result in the need to pump more water during peak hours adversely affecting the operating results of San Jose Water Company.

CLWSC's primary water supply is 6,700 acre-feet of water which is pumped from Canyon Lake at two lake intakes and other sources, in accordance with the terms of its contracts with the GBRA, which are long-term take-or-pay contracts. This supply is supplemented by groundwater pumped from wells. Texas, similar to California, faces similar operating challenges as described above and long-term water supply constraints. (See also Part I, Item 1, "Water Supply")

Fluctuations in customer demand for water due to seasonality, restrictions of use, weather, and lifestyle can adversely affect operating results.

Water Utility Services' operations are seasonal, thus quarterly fluctuation in results of operations may be significant. Rainfall and other weather conditions also affect the operations of Water Utility Services. Most water consumption occurs during the third quarter of each year when weather tends to be warm and dry. In drought seasons, if customers are encouraged or required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. Furthermore, certain lifestyle choices made by customers can affect demand for water. For example, a significant portion of residential water use is for outside irrigation of lawns and landscaping. If there is a decreased desire by customers to maintain landscaping for their homes, residential water demand could decrease, which may result in lower revenues. Conservation efforts and construction codes, which require the use of low-flow plumbing fixtures, could diminish water consumption and result in reduced revenue. (See also Part I, Item 1, "Water Supply")

A contamination event or other decline in source water quality could affect the water supply of Water Utility Services and therefore adversely affect our business and operating results.

Water Utility Services is required under environmental regulations to comply with water quality requirements. Through water quality compliance programs, Water Utility Services continually monitors for contamination and pollution of its sources of water. In addition, a watershed management program provides a proactive approach to minimize potential contamination activities. There can be no assurance that SJW Corp. will continue to comply with all applicable water quality requirements. In the event a contamination is detected, Water Utility Services must either commence treatment to remove the contaminant or procure water from an alternative source. Either of these results may be costly, may increase future capital expenditures and there can be no assurance that the regulators would approve a rate increase to enable us to recover the costs arising from these remedies. In addition, we could be held liable for consequences arising from hazardous substances in our water supplies or other environmental damages. Our insurance policies may not be sufficient to cover the costs of these claims.

Water Utility Services is subject to litigation risks concerning water quality and contamination.

Although Water Utility Services has not been and is not a party to any environmental and product-related lawsuits, such lawsuits against other water utilities have increased in frequency in recent years. If Water Utility Services is subject to an environmental or product-related lawsuit, they might incur significant legal costs and it is uncertain whether it would be able to recover the legal costs from ratepayers or other third parties. Although Water Utility Services has liability insurance coverage for bodily injury and property damage, product liability is excluded from this coverage. Our pollution liability policy extends coverage for product liability, but is subject to exclusions and limitations built into the policy. Costs for defense are included within the limit of insurance on the pollution liability policy.

New or more stringent environmental regulations could increase Water Utility Services' operating costs and affect its business.

Water Utility Services' operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies.

Stringent environmental and water quality regulations could increase Water Utility Services' water quality compliance costs, hamper Water Utility Services' available water supplies, and increase future capital expenditure.

Under the federal Safe Drinking Water Act, Water Utility Services is subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. Water Utility Services is currently in compliance with all of the primary maximum contaminant levels promulgated to date. Additional or more stringent requirements may be adopted by each state. There can be no assurance that Water Utility Services will be able to continue to comply with all water quality requirements.

Water Utility Services has implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. It is possible that new or more stringent environmental standards could be imposed that will raise Water Utility Services' operating costs. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. Water Utility Services continues to seek mechanisms for recovery of government-mandated environmental compliance costs. There are currently limited regulatory mechanisms and procedures available to the Company for the recovery of such costs and there can be no assurance that such costs will be fully recovered.

Water Utility Services rely on information technology and systems that are key to business operations. A system malfunction or security breach could adversely affect business operations.

Information technology is key to the operation of Water Utility Services, including but not limited to payroll, general ledger activities, bill remittance processing, providing customer service and the use of Supervisory Control and Data Acquisition systems to operate our distribution system. Among other things, system malfunctions and security breaches could prevent us from operating or monitoring our facilities, billing accurately and timely analysis of financial results. Our profitability and cash flow could be affected negatively in the event these systems do not operate effectively or are circumvented.

The water utility business requires significant capital expenditures that are dependent on our ability to secure appropriate funding. If SJW Corp. is unable to obtain sufficient capital or if the rates at which we borrow increase, there would be a negative impact on our results of operations.

The water utility business is capital-intensive. SJW Corp. funds capital expenditures through a variety of sources, including cash received from operations, funds received from developers as contributions or advances and borrowing. We cannot provide any assurance that the historical sources of funds for capital expenditures will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return. A significant change in any of the funding sources could impair the ability of Water Utility Services to fund its capital expenditures, which could impact our ability to grow our utility asset base and earnings. Any increase in the cost of capital through higher interest rates or otherwise could adversely affect our results of operations.

Our ability to borrow funds may be affected by the ongoing national and international financial crisis. Disruptions in the capital and credit markets or further deteriorations in the strength of financial institutions could adversely affect SJW Corp.'s ability to draw on its line of credit or issue long-term debt. In addition, government policies, the state of the credit markets and other factors could result in increased interest rates, which would increase SJW Corp.'s cost of capital.

We operate in areas subject to natural disasters or that may be the target of terrorist activities.

We operate in areas that are prone to earthquakes, fires and other natural disasters. A significant seismic event in northern California, where the majority of our operations are concentrated, or other natural disaster in northern California or Texas could adversely impact our ability to deliver water to our customers and our costs of operations. A major disaster could damage or destroy substantial capital assets. The CPUC and TCEQ have historically allowed utilities to establish catastrophic event memorandum accounts as a possible mechanism to recover costs. However, we can give no assurance that the CPUC, TCEQ, or any other commission would allow any such cost recovery mechanism in the future.

In light of the threats to the nation's health and security since the September 11, 2001 terrorist attacks, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. These costs may be significant. While some of these costs are likely to be recovered in the form of higher rates, there can be no assurance that the CPUC will approve a rate increase to recover all or part of such costs and, as a result, the Company's operating results and business may be adversely affected. Further, despite these tightened security measures, we may not be in a position to control the outcome of terrorist events should they occur.

A failure of our reservoirs, storage tanks, mains or distribution networks could result in losses and damages that may affect our financial condition and reputation.

We distribute water through an extensive network of mains and store water in reservoirs and storage tanks located across our service areas. A failure of major mains, reservoirs, or tanks could result in injuries and damage to residential and/or commercial property for which we may be responsible, in whole or in part. The failure of major mains, reservoirs or tanks may also result in the need to shut down some facilities or parts of our water distribution network in order to conduct repairs. Such failures and shutdowns may limit our ability to supply water in sufficient quantities to our customers and to meet the water delivery requirements prescribed by governmental regulators, which could adversely affect our financial condition, results of operations, cash flow, liquidity and reputation. Any business interruption or other losses might not be covered by insurance policies or be recoverable in rates, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

SJW Land Company has a significant real estate portfolio.

SJW Land Company owns a diversified real estate portfolio in multiple states. The risks in investing directly in real estate vary depending on the investment strategy and investment objective and include the following risks.

- Liquidity risk—real estate investment is illiquid. The lag time to build or reduce its portfolio is long.
- Obsolescence risk—real estate property is location specific. Location obsolescence can occur due to a decline of a particular sub-market or neighborhood. Functional obsolescence can also occur from physical depreciation, wear and tear, and other architectural and physical features which could be curable or incurable.
- Market and general economic risks—real estate investment is tied to overall domestic economic growth and, therefore, carries market risk which cannot be eliminated by diversification. Generally, all property types benefit from national economic growth, though the benefits range according to local factors, such as local supply and demand and job creation. Because real estate leases are typically staggered and last for multiple years, there is generally a delayed effect in the performance of real estate in relation to the overall economy. This delayed effect can insulate or deteriorate the financial impact to SJW Land Company in a downturn or an improved economic environment.

  Vacancy rates can climb and market rents can be impacted and weakened by general economic forces, therefore affecting income to SJW Land Company.

  The value of real estate can drop materially due to a deflationary market, decline in rental income, market cycle of supply and demand, long lag time in real estate development, legislative and governmental actions, environmental concerns, increases in rates of returns demanded by investors, and fluctuation of interest rates, eroding any unrealized capital appreciation and, potentially, invested capital.

A drop in the value of a real estate property or increase in vacancy could result in reduced future cash flows to amounts below the property's current carrying value and could result in an impairment charge.

- Concentration/Credit risk—the risk of a tenant declaring bankruptcy and seeking relief from its contractual rental obligation could affect the income and the financial results of SJW Land Company. Diversification of many tenants across many properties may mitigate the risk, but can never eliminate it. This risk is most prevalent in a recessionary environment.

The success of SJW Land Company's real estate investment strategy depends largely on ongoing local, state and federal land use development activities and regulations, future economic conditions, the development and fluctuations in the sale of the undeveloped properties, the ability to identify the developer/potential buyer of the available-for-sale real estate, the timing of the transaction, favorable tax law, the ability to identify and acquire high quality, relatively low risk replacement property at reasonable terms and conditions, and the ability to maintain and manage the replacement property.

There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

Dividends on our common stock will only be paid if and when declared by our Board of Directors. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on common stock and the amount of the dividends declared by our Board of Directors. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

Our business strategy, which includes acquiring water systems, developing and investing in real estate and expanding nonregulated contract services, will expose us to new risks which could have a material adverse effect on our business.

Our business strategy focuses on the following: (1) regional regulated water utility operations, (2) regional nonregulated water utility related services provided in accordance with the guidelines established by the CPUC in California and the TCEQ in Texas, and (3) out-of-region water and utility related services, primarily in the Western United States. The execution of our business strategy will expose us to different risks than those associated with the current utility operations. Costs are incurred in connection with the execution of our business strategy and risks are involved in potential integration of acquired businesses/ properties which could require significant costs and cause diversion of management's time and resources. Any future acquisition we decide to undertake may involve risks and have a material adverse effect on our core business, impact our ability to finance our business and affect our compliance with regulatory requirements. Any businesses we acquire may not achieve sales, customer growth and projected profitability that would justify the investment. Any difficulties we encounter in the integration process, including the integration of controls necessary for internal control and financial reporting, could interfere with our operations, reduce our operating margins and adversely affect our internal controls.

Adverse investment returns and other factors may increase our pension costs and pension plan funding requirements.

A substantial number of our employees are covered by a defined benefit pension plan. Our pension costs and the funded status of the plan are affected by a number of factors including the discount rate, mortality rates of plan participants, investment returns on plan assets, and pension reform legislation. Any change in such factors could result in an increase in future pension costs and an increase in our pension liability, requiring an increase in plan contributions. In 2012, we expect that our net pension costs will increase to approximately $10.3 million, which is approximately $2.2 million more than 2011. We also expect to make approximately $10.3 million in contributions to our pension plan in 2012, which is approximately $2.6 million more than we made in 2011.

Other factors that could affect operating results.

Other factors that could adversely affect our operating results include the following:

- The level of labor and non-labor operating and maintenance expenses as affected by inflationary forces and collective bargaining power could adversely affect our operating and maintenance expenses.
- The City of Cupertino lease operation could be adversely affected by: (1) the level of capital requirements, (2) the ability of San Jose Water Company to raise rates through the Cupertino City Council, and (3) the level of operating and maintenance expenses.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The properties of San Jose Water Company consist of a unified water production system located in the County of Santa Clara in the State of California. In general, the property is comprised of franchise rights, water rights, necessary rights-of-way, approximately 7,000 acres of land held in fee (which is primarily non-developable watershed), impounding reservoirs with a capacity of approximately 2.256 billion gallons, diversion facilities, wells, distribution storage of approximately 265 million gallons, and all water facilities, equipment, office buildings and other property necessary to supply its customers.

San Jose Water Company maintains all of its properties in good operating condition in accordance with customary practice for a water utility. San Jose Water Company's groundwater pumping stations have a production capacity of approximately 270 million gallons per day and the present capacity for taking purchased water is approximately 179 million gallons per day. The surface water collection system has a physical delivery capacity of approximately 35 million gallons per day. During 2011, a maximum and average of 168 million gallons and 118 million gallons of water per day, respectively, were delivered to the system.

CLWSC maintains a service area that covers approximately 243 square miles located in the southern region of the Texas hill country in Comal and Blanco counties. Our service area surrounds an 8,200 surface acre reservoir (Canyon Lake). Production wells are located in an unregulated portion of the Trinity aquifer and have the ability to pump a combined 2.8 billion gallons annually. CLWSC has contracts for 1.9 billion gallons of untreated surface water and 235 million gallons of treated surface water from the GBRA annually. CLWSC owns and operates two surface water treatment plants with a combined production capacity of 6.5 million gallons per day. CLWSC has 495 miles of transmission and distribution mains and maintains 65 storage tanks with a total storage capacity of 6.2 million gallons.

Water Utility Services hold all of its principal properties in fee, subject to current tax and assessment liens, rights-of-way, easements, and certain minor defects in title which do not materially affect their use.

SJW Land Company owns approximately 93 acres of property in the states of Connecticut, Florida, Texas, Arizona and Tennessee and approximately five undeveloped acres of land and two acres of land with commercial properties primarily in the San Jose metropolitan area. SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P. One of our California properties is owned by such partnership. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity within the scope of ASC Topic 810. The following table is a summary of SJW Land Company properties described above:

				Percentage as of December 31, 2011 of SJW Land Company	
Description	**Location**	**Acreage**	**Square Footage**	**Revenue**	**Expense**
2 Commercial buildings	San Jose, California	2	28,000	14%	12%
Warehouse building	Windsor, Connecticut	17	170,000	17%	12%
Warehouse building	Orlando, Florida	8	147,000	10%	7%
Retail building	El Paso, Texas	2	14,000	7%	2%
Warehouse building	Phoenix, Arizona	11	176,000	18%	11%
Warehouse building	Knoxville, Tennessee	30	361,500	N/A	13%
Commercial building	Knoxville, Tennessee	15	135,000	34%	43%
Undeveloped land	Knoxville, Tennessee	10	N/A	N/A	N/A
Undeveloped land	San Jose, California	5	N/A	N/A	N/A

Item 3. ***Legal Proceedings***

SJW Corp. is subject to ordinary routine litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party, or to which any of its properties is the subject, that are expected to have a material effect on SJW Corp.'s business, financial position, results of operations or cash flows.

Item 4. ***Removed and Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

SJW Corp.'s common stock is traded on the New York Stock Exchange under the symbol SJW. Information as to the high and low sales prices for SJW Corp.'s common stock for each quarter in the 2011 and 2010 fiscal years is contained in the section captioned "Market price range of stock" in the tables set forth in Note 15 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

As of December 31, 2011, there were 468 record holders of SJW Corp.'s common stock.

Dividends

Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 273 consecutive quarters and the annual dividend amount has increased in each of the last 44 years. Additional information as to the cash dividends paid on common stock in 2011 and 2010 is contained in the section captioned "Dividend per share" in the tables set forth in Note 15 of "Notes to Consolidated Financial Statements" in Part II, Item 8. Future dividends will be determined by the Board of Directors after consideration of various financial, economic and business factors.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on SJW Corp.'s common stock with the cumulative total return on a Water Utility Index and the Standard & Poor's 500 Index during the last five years ended December 31, 2011. The comparison assumes $100 was invested on December 31, 2006 in SJW Corp.'s common stock and in each of the foregoing indices and assumes reinvestment of dividends.


COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Among SJW Corp., a Water Utility Index and the S&P 500 Index
120
100
80
60
DOLLARS
2006
2007
2008
2009
2010
2011
Years
SJW
Water Utility Index
S&P500

The following descriptive data is supplied in accordance with Rule 304(d) of Regulation S-T:

	2006	2007	2008	2009	2010	2011
SJW Corp.	100	91	81	62	75	69
Water Utility Index	100	94	90	86	99	109
S&P 500	100	106	66	84	97	99

The Water Utility Index is the 10 water company Water Utility Index prepared by Wells Fargo Securities, LLC.

Item 6. ***Selected Financial Data***

FIVE YEAR STATISTICAL REVIEW
SJW Corp. and Subsidiaries

	2011	2010	2009	2008*	2007*
CONSOLIDATED RESULTS OF OPERATIONS (in thousands)					
Operating revenue	$ 238,955	215,638	216,097	220,347	206,601
Operating expense:					
Purchased water	54,317	43,557	45,317	48,291	48,596
Power	5,394	6,429	6,582	7,559	7,532
Groundwater extraction charges	20,997	26,614	31,635	34,368	30,141
Other production costs	11,345	10,702	10,074	9,871	9,256
Administrative and general	39,136	38,184	35,445	30,207	27,985
Maintenance	13,261	12,242	13,172	13,123	11,628
Property taxes and other non-income taxes	8,921	7,907	8,549	6,793	6,307
Depreciation and amortization	31,193	28,331	25,643	24,043	22,854
Impairment on real estate investment	—	3,597	—	—	—
Total operating expense	184,564	177,563	176,417	174,255	164,299
Operating income	54,391	38,075	39,680	46,092	42,302
Interest expense, other income and deductions	(18,947)	3,071	(14,229)	(10,597)	(10,430)
Income before income taxes	35,444	41,146	25,451	35,495	31,872
Provision for income taxes	14,566	16,740	10,280	14,034	12,549
Net income	20,878	24,406	15,171	21,461	19,323
Dividends paid	12,823	12,603	12,202	11,875	11,089
CONSOLIDATED PER SHARE DATA (BASIC)					
Net income	1.12	1.32	0.82	1.17	1.05
Dividends paid	0.69	0.68	0.66	0.65	0.60
Shareholders' equity at year-end	14.21	13.76	13.67	13.81	12.92
CONSOLIDATED BALANCE SHEET (in thousands)					
Utility plant and intangible assets	$ 1,112,127	1,036,909	944,026	878,743	816,310
Less accumulated depreciation and amortization	355,914	322,102	298,921	272,562	255,025
Net utility plant	756,213	714,807	645,105	606,181	561,285
Net real estate investment	78,542	80,089	80,812	82,489	84,195
Total assets	1,038,810	935,362	878,474	850,877	767,326
Capitalization:					
Shareholders' equity	264,004	255,032	252,756	254,326	236,934
Long-term debt, less current portion	343,848	295,704	246,879	216,613	216,312
Total capitalization	$ 607,852	550,736	499,635	470,939	453,246
OTHER STATISTICS—WATER UTILITY SERVICES					
Average revenue per connection	$ 1,010	916	920	914	860
Investment in utility plant per connection	$ 4,702	4,407	4,019	3,751	3,499
Connections at year-end	236,500	235,300	234,900	234,300	233,300
Miles of main at year-end	2,915	2,883	2,881	2,814	2,743
Water production (million gallons)	46,033	45,493	47,900	51,961	51,922
Maximum daily production (million gallons)	181	196	192	204	205
Population served (estimate)	1,066,000	1,060,600	1,058,800	1,056,100	1,051,600

* The Company has made reclassifications to certain previously reported balances in the consolidated results of operations to conform to current year presentation. See Note 1 of Notes to Consolidated Financial Statements for further information.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** **(Dollar amounts in thousands, except where otherwise noted)**

Description of Business

SJW Corp. is a publicly traded company and is a holding company with four subsidiaries:

San Jose Water Company, a wholly owned subsidiary, is a public utility in the business of providing water service to approximately 226,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose, California area.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., doing business as Canyon Lake Water Service Company, is a public utility in the business of providing water service to approximately 10,000 connections that serve approximately 36,000 people. CLWSC's service area comprises more than 243 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation. The water supply corporation has been determined to be a variable interest entity within the scope of ASC Topic 810 with SJWTX, Inc. as the primary beneficiary, and as a result, it has been consolidated with SJWTX, Inc.

The United States water utility industry is largely fragmented and is dominated by municipal-owned water systems. The water industry is regulated, and provides a life-sustaining product. This makes water utilities subject to lower business cycle risks than nonregulated industries.

SJW Land Company, a wholly owned subsidiary, owns undeveloped land in the states of California and Tennessee, owns and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee and has a 70% limited partnership interest in 444 West Santa Clara Street, L.P.

Texas Water Alliance Limited, a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Business Strategy

SJW Corp. focuses its business initiatives in three strategic areas:

(1) Regional regulated water utility operations.

(2) Regional nonregulated water utility related services provided in accordance with the guidelines established by the CPUC in California and the TCEQ in Texas.

(3) Out-of-region water and utility related services, primarily in the Western United States.

Regional Regulated Activities

SJW Corp.'s regulated utility operation is conducted through San Jose Water Company and CLWSC. SJW Corp. plans and applies a diligent and disciplined approach to maintaining and improving its water system infrastructure. It also seeks to acquire regulated water systems adjacent to or near its existing service territory.

Regional Nonregulated Activities

Operating in accordance with guidelines established by the CPUC, San Jose Water Company provides nonregulated services, such as water system operations, maintenance agreements and antenna leases, under agreements with municipalities and other utilities. CLWSC provides nonregulated wholesale water service to adjacent utilities.

San Jose Water Company also seeks appropriate nonregulated business opportunities that complement its existing operations or that allow it to extend its core competencies beyond existing operations. San Jose Water Company seeks opportunities to fully utilize its capabilities and existing capacity by providing services to other regional water systems, which also will benefit its existing regional customers.

Out-of-Region Opportunities

SJW Corp. also from time to time pursues opportunities to participate in out-of-region water and utility related services, particularly regulated water businesses, in the Western United States. SJW Corp. evaluates out-of-region and out-of-state opportunities that meet SJW Corp.'s risk and return profile.

The factors SJW Corp. considers in evaluating such opportunities include:

- potential profitability;
- regulatory environment;
- additional growth opportunities within the region;
- water supply, water quality and environmental issues;

- capital requirements;
- general economic conditions; and
- synergy potential.

As part of its pursuit of the above three strategic areas, the Company considers from time to time opportunities to acquire businesses and assets. However, SJW Corp. cannot be certain it will be successful in identifying and consummating any strategic business acquisitions relating to such opportunities. In addition, any transaction will involve numerous risks, including the possibility of incurring more costs than benefits derived from the acquisition, the assumption of certain known and unknown liabilities related to the acquired assets, the diversion of management's attention from day-to-day operations of the business, the potential for a negative impact on SJW Corp.'s financial position and operating results, entering markets in which SJW Corp. has no or limited direct prior experience and the potential loss of key employees of any acquired company. SJW Corp. cannot be certain that any transaction will be successful and will not materially harm its operating results or financial condition.

SJW Corp.'s real estate investment activity is conducted through SJW Land Company. SJW Land Company owns undeveloped land and owns and operates a portfolio of commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee. SJW Land Company also owns a limited partnership interest in 444 West Santa Clara Street, L.P. The partnership owns a commercial building in San Jose, California. SJW Land Company implements its investment strategy by acquiring properties or exchanging properties for similar investments in tax-free exchanges. SJW Land Company's real estate investments diversify SJW Corp.'s asset base.

Critical Accounting Policies

SJW Corp. has identified accounting policies delineated below as the policies critical to its business operations and the understanding of the results of operations. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. SJW Corp. bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. For a detailed discussion on the application of these and other accounting policies, see Note 1 of "Notes to Consolidated Financial Statements." SJW Corp.'s critical accounting policies are as follows:

Revenue Recognition

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with FASB ASC Topic 605—"Revenue Recognition."

Metered revenue of Water Utility Services includes billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which may result in an adjustment to the operating revenue in the period which the revision to Water Utility Services' estimates is determined.

Revenues also include a surcharge collected from regulated customers that is paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses.

SJW Corp. recognizes its nonregulated revenue based on the nature of the nonregulated business activities. Revenue from San Jose Water Company's nonregulated utility operations, maintenance agreements or antenna leases are recognized when services have been rendered. Revenue from SJW Land Company properties is generally recognized ratably over the term of the leases.

Recognition of Regulatory Assets and Liabilities

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by ASC Topic 980. In accordance with ASC Topic 980, Water Utility Services, to the extent applicable, records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, and it occurs when management determines that it is probable that these costs and credits will be recognized in the future revenue of Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligations that have not been passed through in rates. The disallowance of any asset in future ratemaking, including deferred regulatory assets, would require San Jose Water Company to immediately recognize the impact of the costs for financial reporting purposes. No disallowances were recognized for the years ending December 31, 2011, 2010 and 2009.

Pension Plan Accounting

San Jose Water Company offers a Pension Plan, an Executive Supplemental Retirement Plan and certain postretirement benefits other than pensions to employees retiring with a minimum level of service. Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate applied to expected benefit obligations, expected return on plan assets, the rate of future compensation increases expected to be received by the employees, mortality, turnover and medical costs. Plan assets are marked to market at each measurement date. See assumptions and disclosures detailed in Note 10 of "Notes to Consolidated Financial Statements."

Income Taxes

SJW Corp. estimates its federal and state income taxes as part of the process of preparing consolidated financial statements. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes, including the evaluation of the treatment acceptable in the water utility industry and regulatory environment. These differences result in deferred tax assets and liabilities, which are included on the balance sheet. If actual results, due to changes in the regulatory treatment, or significant changes in tax-related estimates or assumptions or changes in law, differ materially from these estimates, the provision for income taxes will be materially impacted.

Balancing and Memorandum Accounts

The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for expense items for which revenue offsets have been authorized.

Balancing accounts are currently being maintained for the following items: purchased water, purchased power and groundwater extraction charges. The amount in the balancing account varies with the seasonality of the water utility business such that, during the summer months when the demand for water is at its peak, the account tends to reflect an under-collection while, during the winter months when demand for water is relatively lower, the account tends to reflect an over-collection. In addition, San Jose Water Company maintains balancing accounts for pensions and other approved activities.

Since the amounts in the balancing accounts must be approved by the CPUC before they can be incorporated into rates, San Jose Water Company does not recognize balancing accounts in its revenue until the CPUC approval occurs. It is typical for the CPUC to incorporate any over-collected and/or under-collected balances in balancing accounts into customer rates at the time rate decisions are made as part of the Company's general rate case proceedings by assessing temporary surcredits and/or surcharges.

The Company also maintains memorandum accounts to track revenue impacts due to catastrophic events, certain unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency and any revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. Rate recovery for these memorandum accounts are generally allowed in the next general rate cases.

In the case where the Company's balancing or memorandum-type accounts that have been authorized by the CPUC reach certain thresholds or have termination dates, the Company can request the CPUC to recognize the amounts in such accounts in customer rates prior to the next regular general rate case proceeding by filing an advice letter. If such amounts are authorized for inclusion into customer rates, revenue would be recognized at the time authorization is received pursuant to ASC Topic 605 and Sub-topic 980-605.

If the balancing or memorandum-type accounts had been recognized in San Jose Water Company's financial statements, San Jose Water Company's earnings and retained earnings would be decreased by the amount of surcredits in the case of over-collection or increased by the surcharges in the case of under-collection, less applicable taxes.

Factors Affecting Our Results of Operations

SJW Corp.'s financial condition and results of operations are influenced by a variety of factors including the following:

- economic utility regulation;
- weather;
- water usage per customer;
- production costs;

- infrastructure investment;
- compliance with environmental, health and safety standards; and
- customer growth.

Economic Utility Regulation

Water Utility Services is generally subject to economic regulation by their respective state commissions overseeing public utilities. Regulatory policies vary from state to state and may change over time. In addition, there may be regulatory lag between the time a capital investment is made, a consumption decrease occurs, or an operating expense increases and when those items are adjusted in utility rates.

San Jose Water Company employs a forward-looking test year and has been authorized to use several mechanisms to mitigate risks faced due to regulatory lag and new and changing legislation, policies and regulation. These include memorandum accounts to track revenue impacts due to catastrophic events, certain unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency and any revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. Rate recovery for the balances in these memorandum accounts are generally allowed in the next general rate cases. San Jose Water Company also maintains balancing accounts to track changes in purchased water, purchased power, groundwater extraction charges and pension costs for later recovery.

Regulatory risk is mitigated by use of a forward-looking test year which allows the return on and return of utility plant on a forecasted basis as it is placed in service and interim rate relief is allowed in the event of regulatory lag.

Pursuant to Texas regulation, CLWSC employs a historical test year but requested rates can be placed into effect after sixty days, which may alleviate regulatory lag. Additionally, rate cases may be filed as necessary but not more often than once every 12 months.

Infrastructure Investment

The water utility business is capital-intensive. In 2011 and 2010, Company-funded capital improvements were $62,439 and $95,536, respectively, for additions to, or replacements of, property, plant and equipment for our Water Utility Services. We plan to spend approximately $105,344 in 2012 and $652,500 over the next five years, subject to CPUC and TCEQ approval. Included in these amounts is approximately $73,500 related to upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant. SJW Corp. funds these expenditures through a variety of sources, including cash received from operations, funds received from developers as contributions or advances, equity issuances and borrowings. SJW Corp. relies upon a line of credit, which will expire on June 1, 2012, to fund capital expenditures in the short term and has historically issued long-term debt to refinance our short-term debt. In the second quarter of 2011, SJW Corp. sold $50,000 in senior notes to the Prudential Insurance Company of America. While our ability to obtain financing will continue to be a key risk, we believe that based on our 2011 activities, which were at a time of difficult credit markets, we will have access to the external funding sources necessary to implement our on-going capital investment programs in the future.

Compliance with Environmental, Health and Safety Standards

Water Utility Services' operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies. Under the federal Safe Drinking Water Act, Water Utility Services is subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. Water Utility Services has implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation to which our Water Utility Services is subject.

Environmental, health and safety and water quality regulations are complex and change frequently, and the overall trend has been that they have become more stringent over time. It is possible that new or more stringent environmental standards and water quality regulations could be imposed that will increase Water Utility Services' water quality compliance costs, hamper Water Utility Services' available water supplies, and increase future capital expenditures. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. In the past, Water Utility Services has generally been able to recover expenses associated with compliance related to environmental, health and safety standards, but future recoveries could be affected by regulatory lag and the corresponding uncertainties surrounding rate recovery.

Production Costs

Water Utility Services' operations require significant production inputs which result in significant production costs. These costs include power, which is used to operate pumps and other equipment, purchased water and groundwater extraction charges. For 2011, production costs accounted for approximately 49.9% of our total operating expenses. Price increases associated with these production inputs would adversely impact our results of operations until rate relief is granted.

Customer Growth

Customer growth in our Water Utility Services is driven by (i) organic population growth within our authorized service areas and (ii) the addition of new customers to our regulated customer base by acquiring regulated water systems adjacent to or near our existing service territory. During 2011, 2010 and 2009, we had cash outflows of $4,040, $3,504 and $6,436, respectively, for acquisitions and water rights which will allow us to expand our regulated customer base. Before entering new regulated markets, we evaluate the regulatory environment to ensure that we will have the opportunity to achieve an appropriate rate of return on our investment while maintaining our high standards for quality, reliability and compliance with environmental, health and safety and water quality standards.

Change in Water Usage Per Customer

Fluctuations in customer demand for water could be due to seasonality, restrictions of use, weather or lifestyle choices, all of which could affect Water Utility Services' results of operations. San Jose Water Company residential usage increased 2.3% and decreased 4.9% from 2010 to 2011 and 2009 to 2010, respectively. San Jose Water Company business usage decreased 1.2% and 3.2% from 2010 to 2011 and 2009 to 2010, respectively. In addition, 2011 residential and business usage was 11.6% and 6.8%, respectively, lower than the amount authorized in our 2010-2012 general rate case. Residential and business usage in 2010 was 13.5% and 5.6%, respectively, lower than the amount authorized in our 2010-2012 general rate case. CLWSC residential and business usage increased 23.2% and decreased 6.8% from 2010 to 2011 and 2009 to 2010, respectively.

Water Supply

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, governmental restrictions, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, in particular during the warmer months. Our water systems experience higher demand in the summer due to the warmer temperatures and increased usage by customers for outside irrigation of lawns and landscaping. In drought seasons, if customers are encouraged and required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. These restrictions may be imposed at a regional or state level and may affect our service areas regardless of our readiness to meet unrestricted customer demands. San Jose Water Company believes that its various sources of water supply, which consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the SCVWD, will be sufficient to meet customer demand for 2012. In addition, San Jose Water Company actively works with the SCVWD to address California's long-term water supply challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning. CLWSC believes that they will be able to meet current and future customer water demands with their water supply which consists of groundwater from wells and purchased raw water from the GBRA.

Results of Operations

Water sales are seasonal in nature and influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by customers to vary significantly. Revenue is generally higher in the warm, dry summer months when water usage and sales are greater and lower in the winter months when cooler temperatures and increased rainfall curtail water usage and sales.

The Company reclassified $10,702 and $10,074 of costs incurred to support the delivery of water from other operating expense to production costs and $8,050 and $7,787 from other operating expense to administrative and general related to customer service costs for the years ended December 31, 2010 and 2009, respectively. In addition, the Company reclassified income taxes out of operating expense and changed the presentation of other (expense) income items from a net to gross basis. These reclassifications were made to conform to the current year presentation and impacted total production costs, total operating expense and operating income. The Company believes these reclassifications provide investors with better operating information and are in line with current practices of other water companies and CPUC guidance.

Overview

SJW Corp.'s consolidated net income for the year ended December 31, 2011 was $20,878, compared to $24,406 for the same period in 2010. This represents a decrease of $3,528, or 14%, from 2010. The decrease is primarily attributable to the gain on sale of California Water Service Group stock that occurred in 2010 that did not reoccur in 2011, offset by our 2010 real estate impairment loss. This decrease was further offset by higher revenues in 2011 due to cumulative rate increases and the recognition of our MCRAM account recovery for $5,740. In addition, the Company experienced an increase in depreciation expense due to increased depreciable assets and an increase in interest expense due to the issuance of a $50,000 SJW Corp. senior note in June 2011 and a full year of interest expense on our California Pollution Control Financing Authority revenue bonds which were issued in June 2010.

SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals, are collectively referred to as "Real Estate Services."

Operating Revenue

Operating revenue by segment was as follows:

Operating Revenue

	2011	2010	2009
Water Utility Services	$ 234,346	212,078	212,270
Real Estate Services	4,609	3,560	3,827
	$ 238,955	215,638	216,097

The change in consolidated operating revenues was due to the following factors:

	2011 vs. 2010 Increase/(decrease)		2010 vs. 2009 Increase/(decrease)	
Water Utility Services:				
Consumption changes	$ 3,429	2%	$ (5,504)	(3)%
New customers increase	706	—	354	—
Rate increases	12,393	6%	4,958	3 %
MCRAM	5,740	3%	—	— %
Real Estate Services	1,049	—	(267)	— %
	$ 23,317	11%	$ (459)	— %

2011 vs. 2010

The revenue increase consists of $22,268 from Water Utility Services and $1,049 from Real Estate Services.

The revenue increase for Water Utility Services primarily consists of increases in rates approved by the CPUC for an escalation increase in our 2010-2012 general rate case and an increase intended to offset the SCVWD's increases to purchased water and groundwater extraction charges as well as a rate increase for CLWSC. The Company also recognized $5,740 in revenue related to a Mandatory Conservation Revenue Adjustment Memorandum account upon CPUC approval in December 2011. In addition, customer consumption increased primarily due to a drier 2011 compared to 2010.

The revenue increase for Real Estate Services was primarily the result of increased rental income from our Tennessee property. The tenant has leased the office building for the full year in 2011, compared to only three months in 2010.

2010 vs. 2009

The revenue decrease consists of $192 from Water Utility Services and $267 from Real Estate Services.

The revenue decrease for Water Utility Services is primarily the result of a decrease in consumption due to a wetter 2010 compared to 2009, offset by increases in rates approved by the CPUC in the 2010-2012 general rate case.

The revenue decrease for Real Estate Services was primarily the result of lower rental income from our Tennessee properties and SJW Land Company's 70% limited partnership interest in 444 West Santa Clara Street. The former tenant which leased SJW Land Company's office and distribution buildings in Knoxville, Tennessee under triple net leases had paid through May 2009. The new tenant had leased only a portion of the office building beginning in the fourth quarter of 2010. The international real estate firm that occupies the building in which SJW Land Company has a 70% limited partnership interest renegotiated the lease terms during 2010 which lowered the monthly rental payments but extended the term an additional seven years.

Water Utility Services' Operating Revenue and Customer Counts

The following tables present operating revenues and number of customers by customer group of Water Utility Services:

Operating Revenue by Customer Group

	2011	2010	2009
Residential and business	$ 216,747	195,431	195,762
Industrial	1,086	1,031	924
Public authorities	10,008	9,306	9,968
Others	6,505	6,310	5,616
	$ 234,346	212,078	212,270

During the fourth quarter of 2011 the CPUC approved the revenue related to the MCRAM. Included in the amounts above is $5,344 in residential and business, $23 in industrial, $333 in public authorities and $40 in others related to the MCRAM.

Number of Customers

	2011	2010	2009
Residential and business	230,622	229,933	229,496
Industrial	79	75	77
Public authorities	1,419	1,447	1,496
Others	3,880	3,845	3,831
	236,000	235,300	234,900

Operating Expense

Operating expense by segment was as follows:

Operating Expense

	2011	2010	2009
Water Utility Services	$ 179,293	168,115	170,093
Real Estate Services	3,240	6,858	4,372
All Other	2,031	2,590	1,952
	$ 184,564	177,563	176,417

The change in consolidated operating expenses was due to the following factors:

	2011 vs. 2010 Increase/(decrease)		2010 vs. 2009 Increase/(decrease)	
Water production costs:				
Change in surface water supply	$ 265	— %	$ (2,964)	(2)%
Change in usage and new customers	743	1 %	(4,624)	(2)%
Purchased water and groundwater extraction charge and energy price increase	3,743	2 %	1,282	— %
Total water production costs	4,751	3 %	(6,306)	(4)%
Administrative and general	952	— %	2,739	2 %
Maintenance	1,019	1 %	(930)	(1)%
Property taxes and other non-income taxes	1,014	1 %	(642)	— %
Depreciation and amortization	2,862	1 %	2,688	2 %
Impairment on real estate investment	(3,597)	(2)%	3,597	2 %
	$ 7,001	4 %	$ 1,146	1 %

Sources of Water Supply

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, reclaimed water and imported water purchased from the SCVWD under the terms of a master contract with SCVWD expiring in 2051.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the GBRA. CLWSC has long-term agreements with GBRA, which expire in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet of water per year from Canyon Lake and other sources at prices to be adjusted periodically by GBRA.

Surface water is the least expensive source of water. The following table presents the change in sources of water supply for Water Utility Services:

	Source of Water Supply		
	2011	2010	2009
	(million gallons) (MG)		
Purchased water	27,549	22,767	23,588
Groundwater	13,029	17,125	20,277
Surface water	5,059	5,203	3,613
Reclaimed water	396	398	422
	46,033	45,493	47,900
Average water production cost per MG	$ 2,000	1,919	1,954

Water production in 2011 for Water Utility Services increased 540 million gallons from 2010. Water production in 2010 decreased 2,407 million gallons from 2009. The changes are primarily attributable to changes in consumption by customers and are consistent with the related water production changes.

The contract water rates for San Jose Water Company are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rate for SCVWD's fiscal years 2012, 2011 and 2010 was $2,053, $1,903 and $1,903 per million gallons, respectively. The contractual cost of the groundwater extraction charge for water pumped from the ground basin was $1,746, $1,596 and $1,596 per million gallons for SCVWD's fiscal years 2012, 2011 and 2010.

Unaccounted-for water for 2011 and 2010 approximated 6.8% and 7.2%, respectively, as a percentage of production. The estimate is based on the results of past experience, the trend and efforts in reducing Water Utility Services' unaccounted-for water through main replacements and lost water reduction programs.

The various components of operating expenses are discussed below.

Water production costs

2011 vs. 2010

Water production costs increased due to $3,743 in net higher per unit costs paid for purchased water, groundwater extraction and energy charges, an increase in customer usage of $743 and $265 in increased surface water supply costs due to decreased availability of surface water supply in 2011 compared to 2010.

2010 vs. 2009

Water production costs decreased due to a decrease in customer usage of $4,624 and $2,964 in decreased surface water supply costs due to increased availability of surface water supply in 2010 compared to 2009, offset by $1,282 in net higher per unit costs paid for purchased water, groundwater extraction charge and energy.

Administrative and General Expense

Administrative and general expenses include payroll related to administrative and general functions, all employee benefits charged to expense accounts, insurance expenses, legal fees, regulatory utility commissions' expenses, expenses associated with being a public company, and general corporate expenses.

2011 vs. 2010

Administrative and general expense increased $952 in 2011, or 2%, in comparison to 2010. The increase consisted primarily of: (1) $806 in contracted work primarily due to water conservation efforts related to the recycled water retrofit program, (2) $551 in regulatory fees primarily due to an increase in rate case filings, (3) $511 due to the increased cost of health insurance, (4) $315 due to new hires and salary increases as a result of the three-year collective bargaining agreements reached with our unions in 2010, offset by (5) $806 decrease in pension and retirement expenses, (6) $256 decrease in legal expenses and (7) $169 decrease in miscellaneous expenses. SJW Corp. anticipates an increase in pension and retirement expenses in 2012 primarily due to a decreasing discount rate coupled with the decline in return on pension plan assets. In addition, as a result of the three-year collective bargaining agreements signed in 2010 with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, salaries are expected to increase 2% in 2012 and 3% in 2013 for union workers as well as increases in medical co-pays and dental deductibles.

2010 vs. 2009

Administrative and general expense increased $2,739 in 2010, or 8%, in comparison to 2009. The increase consisted primarily of: (1) $1,797 in pension and retirement expenses, of which approximately $970 was due to San Jose Water Company updating its expected return on plan assets assumption, (2) $465 due to salary increases and new hires, (3) $360 due to the increased cost of health insurance and (4) $117 in miscellaneous expenses. San Jose Water Company updated its discount rate and expected return on pension plan investment assets assumptions in November 2010 to reflect the approved redistribution of investments held between equity and fixed income securities in its pension plan investment portfolio.

Maintenance Expense

Maintenance expense increased $1,019 in 2011, or 8%, in comparison to 2010, and decreased $930 in 2010, or 7%, in comparison to 2009. The increase in 2011 consisted primarily of: (1) $673 increase in contracted work, paving, and materials and supplies as a result of an increase in main leak repairs, (2) $596 due to salary increases and a decrease in time charged to capital projects and (3) $250 decrease in miscellaneous expenses. The decrease in 2010 consisted primarily of: (1) $498 in salaries due to a decrease in overtime and an increase in time charged to capital projects, (2) $415 decrease in contracted work, paving, and materials and supplies as a result of a decrease in main leak repairs and (3) $17 decrease in miscellaneous expenses. In addition, the level of maintenance expense varies with the level of public work projects instituted by local government agencies, weather conditions and the timing and nature of general maintenance as needed for SJW Corp.'s facilities.

Property Taxes and Other Non-income Taxes

Property taxes and other non-income taxes for 2011 and 2010 increased $1,014 and decreased $642, respectively. The increase in 2011 was primarily a result of increased utility plant. The decrease in 2010 was primarily due to a reduction in property taxes for the Tennessee properties.

Depreciation and Amortization

Depreciation and amortization expense increased $2,862 in 2011, or 10%, in comparison to 2010, and increased $2,688 in 2010, or 10%, in comparison to 2009. The increase in both years was due to increases in utility plant.

Impairment on Real Estate Investment

In connection with the execution of an option agreement in 2010, SJW Land Company determined that a change in circumstances had occurred requiring a recoverability test on one of its real estate investments in Tennessee. As a result of the recoverability test and subsequent assessment of fair value, we determined that the property was impaired. SJW Land Company recorded a pre-tax impairment of $3,597 on the real estate investment during the year ended December 31, 2010. No impairments occurred during the same period in 2011 and 2009. Please refer to Note 14, "Impairment of Tennessee Distribution Facility," of Notes to Consolidated Financial Statements for further information.

Other Income and Expense

Interest expense, including interest on long-term debt and mortgages, increased $1,992, or 11%, in 2011 compared to 2010. In June 2011, SJW Corp. entered into a note agreement with the Prudential Insurance Company of America, pursuant to which the Company sold an aggregate principal amount of $50,000 of its 4.35% senior notes. In addition, San Jose Water Company incurred a full year of interest on its California Pollution Control Financing Authority revenue bonds which were issued in June 2010.

Interest expense, including interest on long-term debt and mortgages, increased $1,713, or 11%, in 2010 compared to 2009. In June 2010, San Jose Water Company entered into a loan agreement with the California Pollution Control Financing Authority, under which the proceeds from the issuance by the California Pollution Control Financing Authority of its 5.10% fixed rate revenue bonds in an aggregate principal amount of $50,000 have been loaned to San Jose Water Company. In addition, San Jose Water Company incurred a full year of interest on Series J and Series K senior notes which were issued in February 2009 and May 2009, respectively.

SJW Corp.'s consolidated weighted-average cost of long-term debt, including the mortgages and the amortization of debt issuance costs was 6.3%, 6.6% and 6.9% for the years ended December 31, 2011, 2010 and 2009, respectively.

Provision for Income Taxes

Income tax expense for 2011 was $14,566, compared to $16,740 in 2010. The effective consolidated income tax rates for 2011, 2010 and 2009 were 41%, 41% and 40%, respectively. Please refer to Note 5, "Income Taxes," of Notes to Consolidated Financial Statements for the reconciliation of actual to expected income tax expense.

Other Comprehensive Loss

Other comprehensive loss in 2011 was $85, net of tax, due to a decrease in the market value of the investment in California Water Service Group. Other comprehensive loss in 2010 was $10,828, net of tax, due to a change in the market value of the investment in California Water Service Group of $44,000 and the recognition of unrealized holding gains of $10,784 that was reclassified out of accumulated other comprehensive income due to the sale of California Water Service Group stock during 2010.

Liquidity and Capital Resources

Water Utility Services' business derives the majority of its revenue directly from residential and business customers. Water Utility Services bills the majority of its customers' on a bi-monthly basis. Payments from customers are impacted by the general economic conditions in the areas where SJW Corp. operates. The current United States recession and related high unemployment rate may have the effect of increasing payment delinquencies. However, such delinquencies are mitigated by service interruptions due to non-payment and the related customer policies. Because California is a high cost of living state, it is possible that Californians may migrate to other states with a lower cost of living during this recessionary environment. As of December 31, 2011, the change in the number of customers has been minimal and write-offs for uncollectible accounts have been less than 1% of total revenue, unchanged from the prior year. Management believes it can continue to collect its accounts receivable balances at its historical collection rate.

Funds collected from Water Utility Services' customers are used to pay for water production costs, in addition to all costs associated with general operations. Funds are also generated by the issuance of new debt. From these amounts, SJW Corp. paid cash dividends of approximately $12,823 and funded its working capital in 2011. The remaining amount is available to fund SJW Corp.'s capital expenditure program.

The condition of the capital and credit markets or the strength of financial institutions could impact SJW Corp.'s ability to draw on its line of credit or issue long-term debt. In addition, government policies, the state of the credit markets and other factors could result in increased interest rates, which would increase SJW Corp.'s cost of capital. While our ability to obtain financing will continue to be a key risk, we believe that based on our 2011 activities, which were at a time of difficult credit markets, we will have access to the external funding sources necessary to implement our on-going capital investment programs in the future.

In 2011, the common dividends declared and paid on SJW Corp.'s common stock represented 61% of net income for 2011. Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 273 consecutive quarters and the annual dividend amount has increased in each of the last 44 years. While historically SJW Corp. has paid dividends equal to approximately 50% to 60% of its net income, SJW Corp. cannot guarantee that trend will continue in the future.

Cash Flow from Operations

In 2011, SJW Corp. generated cash flow from operations of approximately $64,200, compared to $37,200 in 2010 and $54,500 in 2009. Cash flow from operations is primarily generated by net income from its revenue producing activities, adjusted for non-cash expenses for depreciation and amortization, deferred income taxes, gains on the sale of assets, impairment on real estate investments and changes in working capital. Cash flow from operations increased in 2011 by approximately $27,000. This increase was caused by a combination of the following factors: (1) net income adjusted for non-cash items and gains and losses from asset activity increased $23,000, (2) net collection of taxes receivable was $7,400 more than the prior year, (3) net payments for postretirement benefits drove an increase of $2,500, (4) other current asset representing the MCRAM unbilled revenue drove a decrease of 5,700 and (5) general working capital changes caused a $200 decrease. The decrease in 2010 of cash flow from operations of approximately $17,300 was affected by a combination of the following factors: (1) net income adjusted for non-cash items and gains and losses from asset activity decreased $1,700, (2) general working capital changes caused a $4,400 increase, (3) an increase in rates which resulted in a higher accounts receivable balance drove a decrease in working capital of $3,900, (4) taxes paid were $10,500 greater than the prior year and (5) net payments for postretirement benefits drove a decrease of $5,600.

Cash Flow from Investing Activities

In 2011, SJW Corp. used approximately $62,400 of cash for Company funded capital expenditures, $7,300 for developer funded capital expenditures, and $4,000 for acquisitions which primarily related to the accelerated closing of our asset acquisition from Bexar Metropolitan Water District and rights to provide water service. In 2010, SJW Corp. used approximately $95,500 of cash for Company funded capital expenditures, $4,400 for developer funded capital expenditures, $4,500 for real estate investments which relate to the leasehold improvement additions for the office building located in Knoxville, Tennessee, and $3,500 for acquisitions. These uses were offset by proceeds of $33,900 related to the sale of California Water Service Group stock. In 2009, SJW Corp. used approximately $55,800 of cash for Company funded capital expenditures, $1,500 for developer funded capital expenditures and $6,400 for acquisitions, of which $5,000 was paid for the acquisition of the Bulverde service area and rights to provide water service and $1,400 was paid for the acquisition of certain assets from Bexar Metropolitan Water District.

Water Utility Services budgeted capital expenditures for 2012, exclusive of capital expenditures financed by customer contributions and advances is as follows:

	Budgeted Capital Expenditures 2012	
Water treatment	$ 4,668	4%
Source of supply	6,051	6%
Reservoirs and tanks	13,182	13%
Pump stations and equipment	6,875	7%
Equipment and other	10,563	10%
Recycled water	5,118	5%
Distribution system	58,887	55%
	$ 105,344	100%

The 2012 capital expenditures budget is concentrated in main replacements. Included in the distribution system budgeted capital expenditures of $58,887 is approximately $30,817 that is planned to be spent to replace Water Utility Services' pipes and mains. Historically, amounts have been carried over from previous years' budgets. Approximately $8,929 has been carried over from prior years' budgets and is included in the table above. In addition, $11,506 is included in the table above related to reinvestment in utility plant associated with CPUC Resolution L-411A.

Water Utility Services' capital expenditures are incurred in connection with normal upgrading and expansion of existing facilities and to comply with environmental regulations. Over the next five years, Water Utility Services expects to incur approximately $579,000 in capital expenditures, which includes replacement of pipes and mains, and maintaining water systems. This amount is subject to CPUC and TCEQ approval. In addition, San Jose Water Company requested the CPUC's approval of upgrades to San Jose Water Company's 40-year old Montevina Water Treatment Plant. The total planned project cost is $73,500 over the next four years. A decision on the application is expected in the second half of 2012. Capital expenditures have the effect of increasing utility plant on which Water Utility Services earns a return. Water Utility Services actual capital expenditures may vary from their projections due to changes in the expected demand for services, weather patterns, actions by governmental agencies and general economic conditions. Total additions to utility plant normally exceed Company-financed additions as a result of new facilities construction funded with advances from developers and contributions in aid of construction.

A substantial portion of San Jose Water Company's distribution system was constructed during the period from 1945 to 1980. Expenditure levels for renewal and modernization of this part of the system will grow at an increasing rate as these components reach the end of their useful lives. In most cases, replacement cost will significantly exceed the original installation cost of the retired assets due to increases in the costs of goods and services and increased regulation.

Cash Flow from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 decreased by approximately $1,400 from the same period in the prior year. As the Company has increased its capital expenditures, funding for these has been made possible, in part, from additional long-term borrowings which are used to pay down borrowings from the line of credit. Long-term borrowings during the year ended December 31, 2011, consists of $50,000 in SJW Corp. unsecured senior notes. During the prior year, San Jose Water Company issued $50,000 in California Pollution Control Financing Authority Revenue Bonds. SJW Corp.'s cash management policy is to issue long-term debt to pay down borrowings on the lines of credit. As such, when long-term borrowings are high, borrowings on the line of credit tend to be low and when long-term borrowings are low, borrowings on the line of credit tend to be high.

SJW Corp., SJW Land Company and San Jose Water Company have lines of credit totaling $85,000, of which $3,000 has been set aside as security for its SDWSRF loans as of December 31, 2011. Our drawdowns on our lines of credit are restricted by our funded debt not exceeding a percent of total capitalization as defined in our debt covenants. SJW Corp. expects to periodically draw down on the lines of credit as dictated by our funding needs and subsequently repay such borrowings with cash from operations and issuance of long-term debt or equity. See also "Sources of Capital—Water Utility Services" below.

Sources of Capital

Water Utility Services

San Jose Water Company's ability to finance future construction programs and sustain dividend payments depends on its ability to maintain or increase internally generated funds and attract external financing. The level of future earnings and the related cash flow from operations is dependent, in large part, upon the timing and outcome of regulatory proceedings.

San Jose Water Company's financing activity is designed to achieve a capital structure consistent with regulatory guidelines of approximately 48% debt and 52% equity. The average borrowing rate of San Jose Water Company's long-term debt is 6.6%.

Company internally-generated funds, which include allowances for depreciation and deferred income taxes, have provided approximately 50% of the cash requirements for San Jose Water Company's capital expenditure. Funding for its future capital expenditure program is expected to be provided primarily through internally-generated funds, the issuance of new long-term debt, the issuance of equity or the sale of all or part of our investment in California Water Service Group, all of which will be consistent with the regulator's guidelines.

On June 30, 2011, SJW Corp. entered into a note agreement with the Prudential Insurance Company of America (the "Purchaser"), pursuant to which the Company sold on the same date an aggregate principal amount of $50,000 of its 4.35% senior notes to the Purchaser. The senior notes are unsecured obligations of the Company, due on June 30, 2021. Interest is payable semi-annually in arrears on December 30th and June 30th of each year. SJW Corp.'s unsecured senior note agreement has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $175,000 plus 30% of Water Utility Services cumulative net income, since June 30, 2011. As of December 31, 2011, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

San Jose Water Company has outstanding $200,000 of unsecured senior notes as of December 31, 2011. The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period would be less than 175% of interest charges. As of December 31, 2011, San

Jose Water Company's funded debt was 53% of total capitalization and the net income available for interest charges was 328% of interest charges. As of December 31, 2011, San Jose Water Company is not restricted from issuing future indebtedness as a result of these terms and conditions.

San Jose Water Company has outstanding $50,000 in California Pollution Control Financing Authority revenue bonds as of December 31, 2011. The loan agreement for the revenue bonds contains affirmative and negative covenants customary for a loan agreement relating to revenue bonds, including, among other things, complying with certain disclosure obligations and covenants relating to the tax exempt status of the interest on the bonds and limitations and prohibitions relating to the transfer of the projects funded by the loan proceeds and the assignment of the loan agreement. As of December 31, 2011, San Jose Water Company was in compliance with all such covenants.

San Jose Water Company has received two loans in the aggregate principal amount of $3,076 from the California Department of Water Resources' Safe Drinking Water State Revolving Fund ("SDWSRF") for the retrofit of San Jose Water Company's water treatment plants. Terms of these loans require semi-annual payments over 20 years of principal and interest at an annual rate of 2.39% and 2.60%. The outstanding balance as of December 31, 2011 is $2,464.

SJWTX, Inc., doing business as Canyon Lake Water Service Company, has outstanding $15,000 of senior notes as of December 31, 2011. The senior note agreement has terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2011, SJWTX, Inc. is in compliance with all terms and conditions. In addition, SJW Corp. is a guarantor of SJWTX, Inc.'s senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of Water Utility Services cumulative net income, since December 31, 2005. As of December 31, 2011, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

Real Estate Services

As of December 31, 2011, SJW Land Company's outstanding balance of mortgages related to acquiring properties in various states totaled $23,974. The mortgages have various payments, interest and amortization terms and all are secured by the respective properties. The average borrowing rate of SJW Land Company mortgages is 5.79%.

As of December 31, 2011, SJW Land Company also had an outstanding mortgage loan in the amount of $3,248 borrowed by its subsidiary, 444 West Santa Clara Street, L.P. The mortgage loan was refinanced in March 2011. The new loan required a cash call from the partnership of approximately $500, of which SJW Land Company contributed 70%, or approximately $350. Monthly payments are being made in accordance with a 20-year amortization schedule at a fixed interest rate of 5.68%, with a balloon payment required in 2021. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company.

SJW Corp. and its Subsidiaries

SJW Corp. and its subsidiaries consolidated long-term debt was 57% of total capitalization as of December 31, 2011. Management believes that SJW Corp. is capable of obtaining future long-term capital to fund regulated and nonregulated growth opportunities and capital expenditure requirements.

As of December 31, 2011, SJW Corp. and its subsidiaries had unsecured bank lines of credit, allowing aggregate short-term borrowings of up to $85,000, of which $10,000 was available to SJW Corp. and SJW Land Company under a single line of credit and $75,000 was available to San Jose Water Company under another line of credit. $3,000 under the San Jose Water Company line of credit is set aside as security for its SDWSRF loans. At December 31, 2011, SJW Corp. and its subsidiaries had available unused short-term bank lines of credit of $82,000. These lines of credit bear interest at variable rates. They will expire on June 1, 2012. The cost of borrowing on SJW Corp.'s short-term credit facilities averaged 1.64% for 2011. SJW Corp., on a consolidated basis, has the following affirmative covenants on its unsecured bank line of credit: (1) the funded debt cannot exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period cannot be less than 175% of interest charges. As of December 31, 2011, SJW Corp's funded debt was 57% of total capitalization and the net income available for interest charges was 280% of interest charges. As such, as of December 31, 2011, SJW Corp. was in compliance with all covenants. San Jose Water Company's unsecured bank line of credit has the following affirmative covenants: (1) the funded debt cannot exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period cannot be less than 175% of interest charges. As of December 31, 2011, San Jose Water Company was in compliance with all covenants.

On February 3, 2011, SJW Corp. filed with the SEC a Form S-3 to provide stockholders the opportunity to participate in SJW Corp.'s Dividend Reinvestment and Stock Purchase Plan. Such filing became effective on April 19, 2011.

Off-Balance Sheet Arrangement/Contractual Obligations

SJW Corp. has no significant contractual obligations not fully recorded on its Consolidated Balance Sheet or not fully disclosed in the Notes to Consolidated Financial Statements.

SJW Corp.'s contractual obligation and commitments as of December 31, 2011 are as follows:

		Contractual Obligations Due in			
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Senior notes, Water Utility Services	$ 215,000	—	—	—	215,000
SJW Land Company mortgages	23,974	607	8,362	3,645	11,360
Advances for construction, San Jose Water Company	67,333	2,245	4,487	4,487	56,114
SDWSRF loan, San Jose Water Company	2,464	136	283	297	1,748
444 West Santa Clara Street, L.P. long-term debt (non-recourse to SJW Land Company)	3,248	95	206	231	2,716
California Pollution Control Financing Authority Revenue Bonds, San Jose Water Company	50,000	—	—	—	50,000
Senior note, SJW Corp.	50,000	—	—	—	50,000
Total contractual cash obligation	$ 412,019	3,083	13,338	8,660	386,938
Total interest on contractual obligations	$ 367,540	21,215	41,597	41,213	263,515

In addition to the obligations listed above, San Jose Water Company issued two standby letters of credit with a commercial bank in the amounts of $2,000 and $1,000 in support of its $1,546 and $918 SDWSRF loans which were funded in 2005 and 2008. The letters of credit automatically renew for one year each December and the amount of coverage can be reduced as the loan principal balance decreases.

In regards to uncertain tax positions, we are unable to predict the timing of tax settlements as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of the master contract with SCVWD. For the years ended December 31, 2011, 2010 and 2009, San Jose Water Company purchased from SCVWD 21,900 million gallons ($43,500), 21,200 million gallons ($40,300) and 22,100 million gallons ($42,100), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase from SCVWD a minimum of 90% of the delivery schedule, or 20,700 million gallons ($42,500) of water at the current contract water rate of $2,053 per million gallons in the year ending December 31, 2012. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available. The contract water rates for San Jose Water Company are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rate for SCVWD's fiscal years 2012, 2011 and 2010 was $2,053, $1,903 and $1,903 per million gallons, respectively.

San Jose Water Company also pumps water from the local groundwater basin. There are no delivery schedules or contractual obligations associated with the purchase of groundwater. SCVWD determines the groundwater extraction charge and it is applied on a per unit basis. In addition to the SCVWD groundwater extraction charge, San Jose Water Company also incurs power costs to pump the groundwater from the basin.

San Jose Water Company sponsors a noncontributory defined benefit pension plan and provides health care and life insurance benefits for retired employees. In 2011, San Jose Water Company contributed $7,469 and $567 to the pension plan and other post retirement benefit plan, respectively. In 2012, San Jose Water Company expects to make required and discretionary cash contributions of up to $10,300 to the pension plan and other post retirement benefit plan. The amount of required contributions for years thereafter is not actuarially determinable.

San Jose Water Company's other benefit obligations include employees' and directors' postretirement contracts, an Executive Supplemental Retirement Plan and a Special Deferral Election Plan. Under these benefit plans, San Jose Water Company is committed to pay approximately $390 annually to former officers and directors. Future payments may fluctuate depending on the life span of the retirees and as current officers and executives retire.

CLWSC purchases water from GBRA under terms of agreements expiring in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet per year of water supply from GBRA. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

444 West Santa Clara Street, L.P.

SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership. A real estate development firm, which is partially owned by the Chairman of the Board of SJW Corp., owns the remaining 30% limited partnership interest. A commercial building was constructed on the property of 444 West Santa Clara Street, L.P. and is leased to an international real estate firm. The lease expires in August 2019. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity within the scope of ASC Topic 810.

Impact of Recent Accounting Pronouncements

In May 2011, the FASB amended its guidance, to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective prospectively for our interim reporting period ending March 31, 2012. Early application is not permitted. We do not expect the amendment to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2011, the FASB issued Accounting Standards Update 2011-12 that defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral is temporary until the Board reconsiders the operational concerns and needs of financial statement users. The Board has not yet established a timeline for its reconsideration. The Company is currently in compliance with existing requirements, therefore, deferral of the new guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

SJW Corp. is subject to market risks in the normal course of business, including changes in interest rates, pension plan asset values and equity prices. The exposure to changes in interest rates can result from the issuance of debt and short-term funds obtained through the Company's variable rate lines of credit. SJW Corp. also owns 385,120 shares of common stock of California Water Service Group as of December 31, 2011, which is listed on the New York Stock Exchange, and is therefore exposed to the risk of fluctuations and changes in equity prices.

SJW Corp. has no derivative financial instruments, financial instruments with significant off-balance sheet risks, or financial instruments with concentrations of credit risk. There is no material sensitivity to changes in market rates and prices.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
SJW Corp.:

We have audited the accompanying consolidated balance sheets of SJW Corp. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. We also have audited SJW Corp.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of SJW Corp. is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SJW Corp. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, SJW Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

/s/ KPMG LLP

Santa Clara, California
February 29, 2012

SJW Corp. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2011	December 31, 2010
Assets		
Utility plant:		
Land	$ 8,852	8,579
Depreciable plant and equipment	1,070,016	1,004,689
Construction in progress	18,527	10,103
Intangible assets	14,732	13,538
	1,112,127	1,036,909
Less accumulated depreciation and amortization	355,914	322,102
	756,213	714,807
Real estate investment	89,099	88,943
Less accumulated depreciation and amortization	10,557	8,854
	78,542	80,089
Current assets:		
Cash and cash equivalents	26,734	1,730
Accounts receivable:		
Customers, net of allowances for uncollectible accounts of $225 in 2011 and $235 in 2010	12,541	12,491
Income tax	5,248	7,634
Other	746	993
Accrued unbilled utility revenue	15,318	12,717
Materials and supplies	991	989
Prepaid expenses	1,598	1,473
Other current asset	5,739	—
	68,915	38,027
Other assets:		
Investment in California Water Service Group	7,032	7,177
Unamortized debt issuance, broker and reacquisition costs	4,865	4,308
Regulatory assets, net	119,248	87,721
Other	3,995	3,233
	135,140	102,439
	$ 1,038,810	935,362

See Accompanying Notes to Consolidated Financial Statements.

SJW Corp. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except share and per share data)

	December 31, 2011	December 31, 2010
Capitalization and Liabilities		
Capitalization:		
Shareholders' equity:		
Common stock, $0.521 par value; authorized 36,000,000 shares; issued and outstanding 18,592,827 shares in 2011 and 18,551,540 shares in 2010	$ 9,684	9,662
Additional paid-in capital	24,552	23,443
Retained earnings	227,494	219,568
Accumulated other comprehensive income	2,274	2,359
Total shareholders' equity	264,004	255,032
Long-term debt, less current portion	343,848	295,704
	607,852	550,736
Current liabilities:		
Line of credit	—	4,000
Current portion of long-term debt	838	1,133
Accrued groundwater extraction charges and purchased water	5,789	4,359
Purchased power	423	495
Accounts payable	7,417	5,487
Accrued interest	5,376	5,244
Accrued property taxes and other non-income taxes	1,298	1,288
Accrued payroll	2,744	2,720
Other current liabilities	4,403	4,429
	28,288	29,155
Deferred income taxes	133,541	106,406
Unamortized investment tax credits	1,495	1,555
Advances for construction	67,333	68,352
Contributions in aid of construction	123,335	121,803
Deferred revenue	1,070	1,100
Postretirement benefit plans	68,855	50,213
Other noncurrent liabilities	7,041	6,042
Commitments and contingencies	—	—
	$ 1,038,810	935,362

See Accompanying Notes to Consolidated Financial Statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31 (in thousands, except share and per share data)

		2011	2010	2009
Operating revenue	$	238,955	215,638	216,097
Operating expense:				
Production Costs:				
Purchased water		54,317	43,557	45,317
Power		5,394	6,429	6,582
Groundwater extraction charges		20,997	26,614	31,635
Other production costs		11,345	10,702	10,074
Total production costs		92,053	87,302	93,608
Administrative and general		39,136	38,184	35,445
Maintenance		13,261	12,242	13,172
Property taxes and other non-income taxes		8,921	7,907	8,549
Depreciation and amortization		31,193	28,331	25,643
Impairment on real estate investment		—	3,597	—
Total operating expense		184,564	177,563	176,417
Operating income		54,391	38,075	39,680
Other (expense) income:				
Interest on long-term debt		(17,799)	(15,676)	(13,996)
Mortgage and other interest expense		(1,876)	(2,007)	(1,974)
Loss on sale of utility property		(23)	—	—
Gain on sale of California Water Service Group stock		—	18,966	—
Dividend income		238	1,185	1,298
Other, net		513	603	443
Income before income taxes		35,444	41,146	25,451
Provision for income taxes		14,566	16,740	10,280
Net income	$	20,878	24,406	15,171
Other comprehensive loss:				
Unrealized loss on investment, net of taxes of $59 in 2011, $30 in 2010 and $4,334 in 2009		(85)	(44)	(6,236)
Reclassification adjustment for gain realized on investment, net of tax of $7,494 in 2010		—	(10,784)	—
Comprehensive income	$	20,793	13,578	8,935
Earnings per share				
—Basic	$	1.12	1.32	0.82
—Diluted	$	1.11	1.30	0.81
Weighted average shares outstanding				
—Basic		18,581,762	18,531,458	18,486,536
—Diluted		18,794,066	18,742,315	18,680,458

See Accompanying Notes to Consolidated Financial Statements.

SJW Corp. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number of Shares	Amount				
Balances, December 31, 2008	18,452,447	9,611	20,548	204,744	19,423	254,326
Net income	—	—	—	15,171	—	15,171
Unrealized loss on investment, net of tax effect of $4,334	—	—	—	—	(6,236)	(6,236)
Share-based compensation	—	—	897	(122)	—	775
Exercise of stock options and similar instruments	22,481	11	102	—	—	113
Employee stock purchase plan	24,674	13	499	—	—	512
Adjustment to equity interest in CLWSC	—	—	—	297	—	297
Dividends paid ($0.66 per share)	—	—	—	(12,202)	—	(12,202)
Balances, December 31, 2009	18,499,602	9,635	22,046	207,888	13,187	252,756
Net income	—	—	—	24,406	—	24,406
Unrealized loss on investment, net of tax effect of $30	—	—	—	—	(44)	(44)
Reclassification adjustment for gain realized on investment, net of tax effect of $7,494	—	—	—	—	(10,784)	(10,784)
Share-based compensation	—	—	812	(123)	—	689
Exercise of stock options and similar instruments	26,078	14	86	—	—	100
Employee stock purchase plan	25,860	13	499	—	—	512
Dividends paid ($0.68 per share)	—	—	—	(12,603)	—	(12,603)
Balances, December 31, 2010	18,551,540	9,662	23,443	219,568	2,359	255,032
Net income	—	—	—	20,878	—	20,878
Unrealized loss on investment, net of tax effect of $59	—	—	—	—	(85)	(85)
Share-based compensation	—	—	651	(129)	—	522
Exercise of stock options and similar instruments	13,896	7	(91)	—	—	(84)
Employee stock purchase plan	25,712	14	511	—	—	525
Dividend reinvestment and stock purchase plan	1,679	1	38	—	—	39
Dividends paid ($0.69 per share)	—	—	—	(12,823)	—	(12,823)
Balances, December 31, 2011	18,592,827	9,684	24,552	227,494	2,274	264,004

See Accompanying Notes to Consolidated Financial Statements.

SJW Corp. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 (in thousands)

		2011	2010	2009
Operating activities:				
Net income	$	20,878	24,406	15,171
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		32,709	29,756	27,017
Deferred income taxes		16,458	8,077	6,305
Share-based compensation		651	812	897
Gain on sale of California Water Service Group stock		—	(18,966)	—
Impairment of real estate investment		—	3,597	—
Loss on sale of utility property		23	—	—
Changes in operating assets and liabilities:				
Accounts receivable and accrued unbilled utility revenue		(2,470)	(2,197)	1,670
Accounts payable, purchased power and other current liabilities		(133)	887	(464)
Accrued groundwater extraction charges and purchased water		1,430	(137)	(761)
Tax receivable and accrued taxes		(1,102)	(8,528)	2,011
Accrued interest		132	265	413
Accrued payroll		49	316	(962)
Prepaid expenses and materials and supplies		(127)	128	(365)
Postretirement benefits		(37)	(2,566)	3,034
Other current asset		(5,740)	—	—
Other noncurrent assets and noncurrent liabilities		1,855	1,166	398
Other changes, net		(372)	151	182
Net cash provided by operating activities		64,204	37,167	54,546
Investing activities:				
Additions to utility plant:				
Company-funded		(62,439)	(95,536)	(55,803)
Contributions in aid of construction		(7,311)	(4,364)	(1,457)
Additions to real estate investment		(156)	(4,540)	—
Cost to retire utility plant, net of salvage		(1,816)	(757)	(459)
Payments for business/asset acquisition and water rights		(4,040)	(3,504)	(6,436)
Proceeds from sale of California Water Service Group stock		—	33,938	—
Proceeds from sale of utility property		43	—	—
Net cash used in investing activities		(75,719)	(74,763)	(64,155)
Financing activities:				
Borrowings from line of credit		17,600	62,300	14,100
Repayments of line of credit		(21,600)	(64,100)	(26,700)
Long-term borrowings		50,000	50,000	30,000
Repayments of long-term borrowings		(1,094)	(790)	(749)
Debt issuance costs		(87)	(856)	—
Dividends paid		(12,823)	(12,603)	(12,202)
Exercise of stock options and similar instruments		564	692	551
Tax benefits realized from share options exercised		7	41	74
Receipts of advances and contributions in aid of construction		6,149	5,428	4,846
Refunds of advances for construction		(2,197)	(2,202)	(2,301)
Net cash provided by financing activities		36,519	37,910	7,619
Net change in cash and cash equivalents		25,004	314	(1,990)
Cash and cash equivalents, beginning of year		1,730	1,416	3,406
Cash and cash equivalents, end of year	$	26,734	1,730	1,416
Cash paid (received) during the year for:				
Interest	$	20,307	18,070	15,609
Income taxes	$	(2,930)	15,326	2,255
Supplemental disclosure of non-cash activities:				
(Decrease) increase in accrued payables	$	1,971	(1,389)	1,142
Utility property installed by developers	$	567	341	1,457
Obligations (relieved) incurred related to acquisition of certain water service assets	$	(726)	—	1,389

See Accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of SJW Corp., its wholly owned subsidiaries, and two entities in which SJW Corp. is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

SJW Corp.'s principal subsidiary, San Jose Water Company, is a regulated California water utility providing water service to the greater metropolitan San Jose area. San Jose Water Company's accounting policies comply with the applicable uniform system of accounts prescribed by the CPUC and conform to generally accepted accounting principles for rate-regulated public utilities. Approximately 93% of San Jose Water Company's revenues are derived from the sale of water to residential and business customers.

SJWTX, Inc., a wholly owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company. On May 31, 2006, CLWSC purchased substantially all the assets of Canyon Lake Water Supply Corporation. CLWSC is a public utility in the business of providing water service to approximately 10,000 connections that serve approximately 36,000 people. CLWSC's service area comprises more than 243 square miles in western Comal County and southern Blanco County in the growing region between San Antonio and Austin, Texas. SJWTX, Inc. has a 25% interest in Acequia Water Supply Corporation. The water supply corporation has been determined to be a variable interest entity within the scope of ASC Topic 810 with SJWTX, Inc. as the primary beneficiary, and as a result, it has been consolidated with SJWTX, Inc.

SJW Land Company owns commercial properties, several undeveloped real estate properties, and warehouse properties in the states of California, Florida, Connecticut, Arizona, Texas and Tennessee and holds a 70% limited partnership interest in 444 West Santa Clara Street, L.P., which is accounted for under ASC Topic 810 (see Note 9).

Texas Water Alliance Limited ("TWA"), a wholly owned subsidiary of SJW Corp., is undertaking activities that are necessary to develop a water supply project in Texas.

Reclassifications

The Company reclassified $10,702 and $10,074 of costs incurred to support the delivery of water from other operating expense to production costs and $8,050 and $7,787 from other operating expense to administrative and general related to customer service costs for the years ended December 31, 2010 and 2009, respectively. In addition, the Company reclassified income taxes out of operating expense and changed the presentation of other (expense) income items from a net to gross basis. These reclassifications were made to conform to the current year presentation and impacted total production costs, total operating expense and operating income. The Company believes these reclassifications provide investors with better operating information and are in line with current practices of other water companies and CPUC guidance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant

The cost of additions, replacements and betterments to utility plant is capitalized. The amount of interest capitalized in 2011, 2010 and 2009 was $699, $555 and $300, respectively. Construction in progress was $18,527 and $10,103 at December 31, 2011 and 2010, respectively.

The major components of depreciable plant and equipment as of December 31, 2011 and 2010 are as follows:

		2011	2010
Equipment	$	202,181	192,202
Transmission and distribution		811,332	758,353
Office buildings and other structures		56,503	54,134
Total depreciable plant and equipment	$	1,070,016	1,004,689

Depreciation is computed using the straight-line method over the estimated service lives of the assets, ranging from 5 to 75 years. The estimated service lives of depreciable plant and equipment are as follows:

	Useful Lives
Equipment	5 to 35 years
Transmission and distribution plant	35 to 75 years
Office buildings and other structures	7 to 50 years

For the years 2011, 2010 and 2009, depreciation expense was approximately 3.5%, 3.5% and 3.4%, respectively, of the beginning of the year balance of depreciable plant for all years. A portion of depreciation expense is allocated to administrative and general expense. For the years 2011, 2010 and 2009, the amounts allocated to administrative and general expense were $1,516, $1,425 and $1,374, respectively. Depreciation expense for utility plant for the years ended December 31, 2011, 2010 and 2009 was $29,141 $26,331 and $23,655, respectively. The cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized.

Utility Plant Intangible Assets

All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset, ranging from 5 to 70 years (see Note 6).

Real Estate Investments

Real estate investments are recorded at cost and consist primarily of land and buildings. Net gains and losses from the sale of real estate investments are recorded as a component of other (expense) income in the Consolidated Statements of Income and Comprehensive Income. Nonutility property in Water Utility Services is also classified in real estate investments and not separately disclosed on the balance sheet based on the immateriality of the amount. Nonutility property is property that is neither used nor useful in providing water utility services to customers and is excluded from the rate base for rate-setting purposes. San Jose Water Company recognizes gain/loss on disposition of nonutility property in accordance with CPUC Code Section 790. There is no depreciation associated with nonutility property as it is all land. The major components of real estate investments as of December 31, 2011 and 2010 are as follows:

		2011	2010
Land	$	21,312	21,312
Buildings and improvements		67,487	67,281
Intangibles		300	350
Total real estate investment	$	89,099	88,943

Depreciation on real estate investments is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 39 years.

Land, buildings and improvements of $87,704 and $87,559 as of December 31, 2011 and 2010, respectively, represent assets that are leased or available for lease. The following schedule shows the future minimum rental payments to be received from third parties under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 2011:

Year ending December 31:		Rental Revenue
2012	$	4,541
2013		4,564
2014		4,588
2015		4,664
2016		4,780
Thereafter		27,688

Impairment of Long-Lived Assets

In accordance with the requirements of FASB ASC Topic 360—"Property, Plant and Equipment," the long-lived assets of SJW Corp. are reviewed for impairment when changes in circumstances or events require adjustments to the carrying values of the assets. When such changes in circumstances or events occur, the Company assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. To the extent an impairment exists, the asset is written down to its estimated fair value with a corresponding charge to operations in the period in which the impairment is identified. Long-lived assets consist primarily of utility plant in service, real estate investments, intangible assets, and regulatory assets. See Note 14 for a discussion of a recorded impairment as of December 31, 2010.

Financial Instruments

The carrying amount of SJW Corp.'s cash and cash equivalents, accounts receivable and accounts payable approximates fair value as of the dates presented because of the short-term maturity of the instruments. The fair value of long-term debt is discussed in Note 4, pension plan assets in Note 10, investment in California Water Service Group in Note 13 and fair value measurement related to certain long-lived assets in Note 14.

Other Current Asset

Other current asset represents the remaining amount to be billed to customers in the next twelve months associated with the Mandatory Conservation Revenue Adjustment Memorandum account. San Jose Water Company filed an advice letter on June 2, 2010, with the CPUC requesting authorization to increase revenues by $5,740, or approximately 2.61%, of authorized revenue at the time of the filing. This increase was intended to recover the accumulated balance in the MCRAM, which was in effect from August 3, 2009 to May 1, 2010. The CPUC-authorized MCRAM was intended to track the revenue impact of mandatory conservation upon San Jose Water Company's quantity revenue resulting from mandatory conservation instituted by the SCVWD. As directed by the CPUC's Division of Water and Audits, the MCRAM would be recovered via a surcharge on the existing quantity rate for a period of 12 months following final approval by the CPUC. Resolution W-4885 authorizing the recovery was adopted by the Commission on December 15, 2011. The surcharge to begin recovering the balance was subsequently implemented on December 27, 2011. All revenue was recognized immediately upon final approval by the CPUC.

Investment in California Water Service Group

SJW Corp.'s investment in California Water Service Group is accounted for under FASB ASC Topic 320—"Investments—Debt and Equity Securities," as an available-for-sale marketable security. The investment is recorded on the Consolidated Balance Sheet at its quoted market price with the change in unrealized gain or loss reported, net of tax, as a component of other comprehensive income (loss) (see Note 13).

Other Assets

Debt reacquisition costs are amortized over the term of the related debt. Debt issuance costs are amortized to interest expense in the Consolidated Statements of Income and Comprehensive Income.

Regulatory Assets and Liabilities

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by ASC Topic 980. In accordance with ASC Topic 980, Water Utility Services, to the extent applicable, records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, and it occurs when management determines that it is probable that these costs and credits will be recognized in the future revenue of Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligations that have not been passed through in rates. The Company expects to recover the income tax temporary differences over average plant depreciation lives of 5 to 75 years.

Rate-regulated enterprises are required to charge a regulatory asset to earnings if and when that asset no longer meets the criteria for being recorded as a regulatory asset. San Jose Water Company continually evaluates the recoverability of regulatory assets by assessing whether the amortization of the balance over the remaining life can be recovered through expected and undiscounted future cash flows.

Regulatory liabilities reflect temporary differences provided at higher than the current tax rate, which will flow through to future ratepayers, and unamortized investment tax credits.

Regulatory assets and liabilities are comprised of the following as of December 31:

		2011	2010
Regulatory assets:			
Income tax temporary differences	$	9,295	9,705
Postretirement pensions and other medical benefits		105,988	74,096
Other		4,676	4,631
Total regulatory assets	$	119,959	88,432
Regulatory liabilities:			
Future tax benefits to ratepayers	$	711	711
Net regulatory assets included in Consolidated Balance Sheets	$	119,248	87,721

Regulatory Rate Filings

On January 3, 2012, San Jose Water Company filed a General Rate Case application requesting rate increases of $47,400, or 21.51% in 2013, $13,000, or 4.87% in 2014 and $34,800, or 12.59% in 2015. This General Rate Case filing also includes several "special requests", including but not limited to: (1) recovery of the under-collected balance of $2,600 in the balancing account, (2) disbursement of the over-collected balance of $700 accrued in various memorandum accounts and (3) implementation of a full revenue decoupling Water Revenue Adjustment Mechanism and associated Modified Cost Balancing Account. A final decision in this proceeding is likely to occur in the second half of 2012 with new rates becoming effective at the beginning of 2013. If a decision is not reached by the end of 2012, the CPUC has mechanisms in place that will allow San Jose Water Company to request interim rates, effective January 1, 2013, until a decision is adopted.

On August 27, 2010, CLWSC filed a rate case with the TCEQ. The filing contained a request for an immediate increase in revenue of 38% and a total increase of 71%. The new rates (38%) became effective on October 27, 2010. CLWSC is also requesting the TCEQ for a rate base determination. A rate base determination entails verification of plant to be included in rate base by TCEQ staff. An evidentiary hearing on these matters has been scheduled for March 2012, and a TCEQ decision is expected sometime in the second quarter of 2012. Until final approval by the TCEQ, the 38% rate increase in October 2010 is subject to adjustment and refund.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the effect of temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using current tax rates in effect. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

To the extent permitted by the CPUC, investment tax credits resulting from utility plant additions are deferred and amortized over the estimated useful lives of the related property.

Advances for Construction and Contributions in Aid of Construction

In California, advances for construction received after 1981 are refunded ratably over 40 years. Estimated refunds for the next five years and thereafter are shown below:

	Estimated Refunds
2012	$ 2,245
2013	2,243
2014	2,244
2015	2,243
2016	2,244
Thereafter	56,114

Contributions in aid of construction represent funds received from developers that are not refundable under applicable regulations. Depreciation applicable to utility plant constructed with these contributions is charged to contributions in aid of construction.

Customer advances and contributions in aid of construction received subsequent to 1986 and prior to June 12, 1996 generally must be included in federal taxable income. Taxes paid relating to advances and contributions are recorded as deferred tax assets for financial reporting purposes and are amortized over 40 years for advances, and over the tax depreciable life of the related asset for contributions. Receipts subsequent to June 12, 1996 are generally exempt from federal taxable income, unless specifically prescribed under treasury regulations.

Advances and contributions received subsequent to 1991 and prior to 1997 are included in state taxable income.

Asset Retirement Obligation

SJW Corp.'s asset retirement obligation is recorded as a liability included in other non-current liabilities. It reflects principally the retirement costs of wells and other anticipated clean-up costs, which by law, must be remediated upon retirement. Retirement costs have historically been recovered through rates at the time of retirement. As a result, the liability is offset by a regulatory asset. For the years ended December 31, 2011 and 2010, the asset retirement obligation is as follows:

	2011	2010
Retirement obligation	$ 4,296	4,253
Discount rate	6%	6%
Present value, recorded as a liability	1,481	1,430
Deferred tax	1,019	984
Regulatory asset	$ 2,500	2,414

Revenue

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with ASC Topic 605.

Metered revenue of Water Utility Services includes billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which may result in an adjustment to the operating revenue in the period which the revision to Water Utility Services' estimates are determined.

Revenues also include a surcharge collected from regulated customers that is paid to the CPUC. This surcharge is recorded both in operating revenues and administrative and general expenses. For the years ended December 31, 2011, 2010 and 2009, the surcharge was $3,272, $3,046 and $3,303 respectively.

Revenue from San Jose Water Company's nonregulated utility operations, maintenance agreements or antenna leases are recognized when services have been rendered. Nonregulated operating revenue in 2011, 2010 and 2009 includes $4,935,

$4,646 and $4,563, respectively, from the operation of the City of Cupertino municipal water system. Revenue from SJW Land Company is recognized ratably over the term of the leases.

Balancing and Memorandum Accounts

For California, the CPUC has established a balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. Since the amounts in the balancing accounts must be approved by the CPUC before they can be incorporated into rates, San Jose Water Company does not recognize balancing accounts in its revenue until the CPUC authorizes a change in customers' rates related to any balancing account. As of December 31, 2011, the total balance in San Jose Water Company's balancing accounts, including interest, was an under-collection of $3,686.

The Company also maintains memorandum accounts to track revenue impacts due to catastrophic events, certain unforeseen water quality expenses related to new federal and state water quality standards, energy efficiency and any revenue requirement impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. Rate recovery for these memorandum accounts are generally allowed in the next general rate cases. As of December 31, 2011, the total balance in San Jose Water Company's memorandum-type accounts, including interest, was an over-collection of $255.

Share-Based Payment

SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions, to compute the fair value of options at the grant date, the fair value of options granted and as the basis for the share-based compensation for financial reporting purposes. In addition, SJW Corp. estimates forfeitures for share-based awards that are not expected to vest.

SJW Corp. utilizes the Monte Carlo valuation model, which requires the use of subjective assumptions, to compute the fair value of market performance-vesting restricted stock units.

The compensation cost charged to income is recognized on a straight-line basis over the requisite service period, which is the vesting period.

Maintenance Expense

Planned major maintenance projects are charged to expense as incurred. SJW Corp. does not accrue maintenance costs prior to periods in which they are incurred.

Earnings per Share

Basic earnings per share is calculated using income available to common shareholders, divided by the weighted average number of shares outstanding during the year. The two-class method in computing basic earnings per share is not used because the number of participating securities as defined in FASB ASC Topic 260—"Earnings Per Share" is not significant. (The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security.) Diluted earnings per share is calculated using income available to common shareholders divided by the weighted average number of shares of common stock including both shares outstanding and shares potentially issuable in connection with stock options, deferred restricted common stock awards under SJW Corp.'s Long-Term Incentive Plan and shares potentially issuable under the Employee Stock Purchase Plan. Anti-dilutive restricted common stock units and stock options of 4,243, 3,201 and 5,851 as of December 31, 2011, 2010 and 2009, respectively, were excluded from the dilutive earnings per share calculation.

Note 2. Capitalization

SJW Corp. is authorized to issue 36,000,000 shares of common stock of $0.521 par value per share. At December 31, 2011 and 2010, 18,592,827 and 18,551,540, respectively, shares of common stock were issued and outstanding.

At December 31, 2011 and 2010, 176,407 shares of preferred stock of $25 par value per share were authorized and none were outstanding.

Note 3. Lines of Credit

On July 1, 2011, SJW Corp., SJW Land Company and Wells Fargo Bank, National Association entered into an amendment to their credit agreement dated May 27, 2010, as amended on December 16, 2010, to decrease the maximum principal amount available under the line of credit from $45,000 to $10,000 and to modify the covenants regarding SJW Corp.'s funded debt to capitalization ratio and earnings before interest and taxes coverage ratio.

On July 1, 2011, San Jose Water Company and Wells Fargo Bank, National Association entered into an amendment to their credit agreement dated May 27, 2010, as amended December 16, 2010, to increase the maximum principal amount available under the line of credit from $50,000 to $75,000 and to modify the earnings before interest and taxes coverage ratio covenant.

As of December 31, 2011, SJW Corp. and its subsidiaries had unsecured bank lines of credit, allowing aggregate short-term borrowings of up to $85,000. San Jose Water Company issued two standby letters of credit with a commercial bank in the amount of $3,000 in support of its SDWSRF loans which were funded in 2005 and 2008. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it, and the amount of coverage can be reduced as the loan principal balance decreases. As of December 31, 2011, $3,000 under the San Jose Water Company line of credit is set aside as security for its SDWSRF loans. These lines of credit bear interest at variable rates and expire on June 1, 2012. As of December 31, 2011 and 2010, SJW Corp. has an outstanding balance on the lines of credit of $0 and $4,000, respectively. Cost of borrowing on the lines of credit averaged 1.64% and 1.98% as of December 31, 2011 and 2010, respectively.

Note 4. Long-Term Debt

Long-term debt as of December 31 was as follows:

Description	Due Date	2011	2010
Senior notes, San Jose Water Company:			
Series A 8.58%	2022	$ 20,000	20,000
Series B 7.37%	2024	30,000	30,000
Series C 9.45%	2020	10,000	10,000
Series D 7.15%	2026	15,000	15,000
Series E 6.81%	2028	15,000	15,000
Series F 7.20%	2031	20,000	20,000
Series G 5.93%	2033	20,000	20,000
Series H 5.71%	2037	20,000	20,000
Series I 5.93%	2037	20,000	20,000
Series J 6.54%	2024	10,000	10,000
Series K 6.75%	2039	20,000	20,000
SJWTX, Inc. Series A 6.27%	2036	15,000	15,000
SJW Corp. Series A 4.35%	2021	50,000	—
Total senior notes		$ 265,000	215,000
Mortgage loans 5.61% - 6.09%	2013	7,973	8,252
	2016	3,407	3,495
	2017	12,594	12,802
Bexar Metropolitan Water District obligation 6.50% imputed interest, SJWTX, Inc.	2013	—	1,057
444 West Santa Clara Street, L.P. 5.68% (non-recourse to SJW Land Company)	2021	3,248	3,678
California Pollution Control Financing Authority Revenue Bonds 5.10%, San Jose Water Company	2040	50,000	50,000
SDWSRF loans 2.39% and 2.60%, San Jose Water Company	2027	2,464	2,553
Total debt		$ 344,686	296,837
Less: Current portion		838	1,133
Total long-term debt, less current portion		$ 343,848	295,704

Senior notes held by institutional investors are unsecured obligations of San Jose Water Company and SJWTX, Inc. and require interest-only payments until maturity. To minimize issuance costs, all of the companies' debt has historically been placed privately.

The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the Company from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar-month period would be less than 175% of interest charges. As of December 31, 2011, San Jose Water Company is not restricted from issuing future indebtedness as a result of these terms and conditions.

The senior note agreement of SJWTX, Inc. has terms and conditions that restrict SJWTX, Inc. from issuing additional funded debt if: (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2011, SJWTX, Inc. is in compliance with all terms and conditions. In addition, SJW Corp. is a guarantor of SJWTX, Inc.'s senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of Water Utility Services cumulative net income, since December 31, 2005. As of December 31, 2011, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

On June 30, 2011, SJW Corp. entered into a note agreement with the Prudential Insurance Company of America (the "Purchaser"), pursuant to which the Company sold on the same date an aggregate principal amount of $50,000 of its 4.35% senior notes to the Purchaser. The senior notes are unsecured obligations of the Company, due on June 30, 2021. Interest is payable semi-annually in arrears on December 30th and June 30th of each year. SJW Corp.'s unsecured senior note agreement has terms and conditions that restrict SJW Corp. from issuing additional funded debt if: (1) the funded consolidated debt would exceed 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $175,000 plus 30% of Water Utility Services cumulative net income, since June 30, 2011. As of December 31, 2011, SJW Corp. is not restricted from issuing future indebtedness as a result of these terms and conditions.

The mortgage loans, which are the obligations of SJW Land Company, are due in 2013, 2016 and 2017. These loans amortize over 25 years, are secured by four leased properties and carry a fixed interest rate with 120 monthly principal and interest payments. The loan agreements generally restrict the Company from prepayment in the first three years and require submission of periodic financial reports as part of the loan covenants. An amortization schedule of the mortgage loans is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2012	1,992	1,385	607
2013	9,096	1,086	8,010
2014	1,229	877	352
2015	1,229	856	373
2016	4,034	762	3,272
Thereafter	11,470	110	11,360

In 2009, SJWTX, Inc. became obligated to purchase certain assets from Bexar Metropolitan Water District in a phased-purchase transaction. As a result of this obligation, SJWTX, Inc. recorded a liability totaling $1,472. The phased asset purchase originally required SJWTX, Inc. to complete the acquisition over a 4-year period and to make quarterly payments with an imputed borrowing rate of 6.5%. At the end of the 4-year period, SJWTX, Inc. was to file with the TCEQ for permission to purchase from Bexar Metropolitan Water District four public utility water distribution systems, including 12 well sites, one wastewater system, and associated real and personal property, all located in Comal County, Texas. Following the satisfaction of certain closing conditions, including obtaining TCEQ approval, SJWTX, Inc. was to purchase such additional assets and Bexar Metropolitan Water District's remaining interest in the assets for approximately $1,243 plus an amount per retail potable water and wastewater customer connection then active in each of the four public utility water distribution systems. In May 2011, the purchase agreement was amended to provide for, among other things, an accelerated closing. In December 2011, the transaction closed and the obligation was settled for approximately $1,800.

444 West Santa Clara Street, L.P., in which SJW Land Company owns a 70% limited partnership interest, has a mortgage loan in the outstanding amount of $3,248 as of December 31, 2011. The mortgage loan was refinanced in March 2011. The new loan required a cash call from the partnership of approximately $500, of which SJW Land Company contributed 70%, or approximately $350. Monthly payments are being made in accordance with a 20-year amortization schedule at a fixed interest rate of 5.68%, with a balloon payment required in 2021. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company. An amortization schedule of the mortgage loan with 444 West Santa Clara Street, L.P. is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2012	276	181	95
2013	276	176	100
2014	276	170	106
2015	276	164	112
2016	276	157	119
Thereafter	3,311	595	2,716

San Jose Water Company has outstanding $50,000 in California Pollution Control Financing Authority revenue bonds as of December 31, 2011. The loan agreement for the revenue bonds contains affirmative and negative covenants customary for a loan agreement relating to revenue bonds, including, among other things, complying with certain disclosure obligations and covenants relating to the tax exempt status of the interest on the bonds and limitations and prohibitions relating to the transfer of the projects funded by the loan proceeds and the assignment of the loan agreement. As of December 31, 2011, San Jose Water Company was in compliance with all such covenants.

San Jose Water Company has two loans from the SDWSRF at a rate of 2.39% and 2.60%. The outstanding loan balances as of December 31, 2011 is $2,464. San Jose Water Company issued standby letters of credit with a commercial bank in the amount of $3,000 in support of these loans. The letters of credit automatically renew for one year each December unless the issuing bank elects not to renew it. The amount of coverage can be reduced as the principal balances decrease. An amortization schedule of the SDWSRF loans is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2012	196	60	136
2013	196	56	140
2014	196	53	143
2015	196	49	147
2016	196	46	150
Thereafter	1,983	235	1,748

The fair value of long-term debt as of December 31, 2011 and 2010 was approximately $433,873 and $344,105, respectively, and was determined using a discounted cash flow analysis, based on the current rates for similar financial instruments of the same duration and creditworthiness of the Company.

Note 5. Income Taxes

The components of income tax expense were:

	2011	2010	2009
Current:			
Federal	$ (4,894)	3,738	717
State	3,002	4,925	3,258
Deferred:			
Federal	16,560	10,694	7,140
State	(102)	(2,617)	(835)
	$ 14,566	16,740	10,280

The following table reconciles income tax expense to the amount computed by applying the federal statutory rate to income before income taxes of $35,444, $41,146 and $25,451 in 2011, 2010 and 2009:

	2011	2010	2009
"Expected" federal income tax	$ 12,405	14,026	8,653
Increase (decrease) in taxes attributable to:			
State taxes, net of federal income tax benefit	1,934	2,397	1,710
Dividend received deduction	(58)	(282)	(309)
Other items, net	285	599	226
	$ 14,566	16,740	10,280

The components of the net deferred tax liability as of December 31 was as follows:

	2011	2010
Deferred tax assets:		
Advances and contributions	$ 14,954	15,311
Unamortized investment tax credit	805	837
Pensions and postretirement benefits	4,644	4,665
California franchise tax	1,429	774
Net operating loss	2,495	—
Other	1,181	1,053
Total deferred tax assets	$ 25,508	22,640
Deferred tax liabilities:		
Utility plant	$ 96,349	79,532
Pension and postretirement benefits	43,199	30,200
Investment in stock	2,488	2,548
Deferred gain and other-property related	15,287	15,212
Debt reacquisition costs	595	644
Other	1,131	910
Total deferred tax liabilities	$ 159,049	129,046
Net deferred tax liabilities	$ 133,541	106,406

Management evaluates the realizability of our deferred tax assets based on all available evidence, both positive and negative. The realization of deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods in which the deferred tax assets are expected to reverse. Based on all available evidence, management believes it is more likely than not that SJW Corp. will realize the benefits of these deferred tax assets.

As of December 31, 2011, the Company has a federal net operating loss carry forward of $7,129, which will expire in fiscal year 2031.

The total amount of unrecognized tax benefits, before the impact of deductions for state taxes, excluding interest and penalties was $1,874 and $1,166 as of December 31, 2011 and 2010, respectively. The amount of tax benefits, net of any federal benefits for state taxes and inclusive of interest that would impact the effective rate, if recognized, is approximately $61 and $615 as of December 31, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2010	$	1,254
Additions based on tax position related to the current year, including interest		997
Reductions related to tax positions taken in a prior year, including interest		(273)
Balance at December 31, 2011	$	1,978

SJW Corp.'s policy is to classify interest and penalties associated with unrecognized tax benefits, if any, in tax expense. Accrued interest expense, net of the benefit of tax deductions which would be available on the payment of such interest, is approximately $61 as of December 31, 2011. SJW Corp. has not accrued any penalties for unrecognized tax benefits.

SJW Corp. anticipates that its unrecognized tax benefits balance will change within the next 12 months following December 31, 2011 due to lapsing statutes of limitations. This change is not expected to be material to the consolidated financial statements. Through December 31, 2011, since the adoption of FASB ASC Topic 740—"Income Taxes", a cumulative reduction of $1,247 was recorded to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company is currently undergoing an income tax examination by the Internal Revenue Service for its fiscal years 2008 and 2009. While management believes that the Company has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the Company's current position. Accordingly, the Company's provisions on federal tax related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

SJW Corp. files U.S. federal income tax returns and income tax returns in various states. The open tax years for the jurisdictions in which SJW Corp. files are as follows:

Jurisdiction	Years Open
Federal	2008 - 2010
California	2007 - 2010
Arizona	2007 - 2010
Connecticut	2008 - 2010
Florida	2008 - 2010
Tennessee	2008 - 2010
Texas	2007 - 2010

Note 6. Intangible Assets

Intangible assets consist of a concession fee paid to the City of Cupertino of $6,800 for operating the City of Cupertino municipal water system and other intangibles of $7,932. Other intangibles consists of $6,533 which was paid for service area and water rights related to our subsidiaries in Texas, $1,040 incurred in conjunction with Santa Clara Valley Water District water contracts related to the operation of San Jose Water Company and $359 in other miscellaneous intangibles. All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5 to 70 years.

Amortization expense for the intangible assets was $340 for the year ended December 31, 2011, $335 for the year ended December 31, 2010 and $311 for the year ended December 31, 2009. Amortization expense for 2012, 2013, 2014, 2015 and 2016 is anticipated to be $340 per year.

The costs of intangible assets as of December 31, 2011 and 2010 are as follows:

		2011	2010
Concession fees	$	6,800	6,800
Other intangibles		7,932	6,738
Intangible assets		14,732	13,538
Less: Accumulated amortization			
Concession fees		3,876	3,604
Other intangibles		643	575
Net intangible assets	$	10,213	9,359

Note 7. Commitments

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of the master contract with SCVWD. For the years ended December 31, 2011, 2010 and 2009, San Jose Water Company purchased from SCVWD 21,900 million gallons ($43,500), 21,200 million gallons ($40,300) and 22,100 million gallons ($42,100), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase from SCVWD a minimum of 90% of the delivery schedule, or 20,700 million gallons ($42,500) of water at the current contract water rate of $2,053 per million gallons in the year ending December 31, 2012. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available.

In 1997, San Jose Water Company entered into a 25-year contract agreement with the City of Cupertino to operate the City's municipal water system. San Jose Water Company paid a one-time, up-front concession fee of $6,800 to the City of Cupertino which is amortized over the contract term. Under the terms of the contract agreement, San Jose Water Company assumed responsibility for all maintenance, operating and capital costs, while receiving all payments for water service. Water service rates are subject to approval by the Cupertino City Council.

CLWSC has long-term contracts with the GBRA. The terms of the agreements expire in 2040, 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,700 acre-feet per year of water supply from Canyon Lake and other sources. The water rate may be adjusted by GBRA at any time, provided they give CLWSC a 60 day written notice on the proposed adjustment.

As of December 31, 2011, San Jose Water Company had 347 employees, of whom 105 were executive, administrative or supervisory personnel, and of whom 242 were members of unions. On November 23, 2010, San Jose Water Company reached a three-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2011 through December 31, 2013. The agreements include a 2% wage increase in 2011, 2% in 2012 and 3% in 2013 for union workers as well as increases in medical co-pays and dental deductibles.

Note 8. Contingencies

SJW Corp. is subject to ordinary routine litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party, or to which any of its properties is the subject, that are expected to have a material effect on SJW Corp.'s business, financial position, results of operations or cash flows.

Note 9. Partnership Interest

In September 1999, SJW Land Company formed 444 West Santa Clara Street, L.P., a limited partnership, with a real estate development firm whereby SJW Land Company contributed real property in exchange for a 70% limited partnership interest. The real estate development firm is partially owned by an individual who also serves as the Chairman of the Board of SJW Corp. A commercial building was constructed on the partnership property and is leased to an unrelated international real estate firm under a long-term lease expiring in August 2019.

The consolidated financial statements of SJW Corp. at December 31, 2011 and 2010 include the operating results of 444

West Santa Clara Street, L.P. Intercompany balances and transactions have been eliminated. Results of operations and balances of the non-controlling interest are not material to the consolidated financial statements.

Note 10. Benefit Plans

Pension Plans

San Jose Water Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") for its employees. Employees hired before March 31, 2008 are entitled to receive benefits under the Pension Plan using a benefit formula based on the employee's three highest years of compensation (whether or not consecutive). For employees hired on or after March 31, 2008, benefits under the Pension Plan are determined using a cash balance formula based upon compensation credits and interest credits for each employee.

The Pension Plan is administered by a committee that is composed of an equal number of Company and union representatives (the "Committee"). The Committee has retained an investment consultant, presently Wells Fargo Advisors, LLC, to assist it with, among other things, asset allocation strategy, investment policy advice, performance monitoring, and manager due diligence. Investment decisions have been delegated by the Committee to investment managers. Investment guidelines provided in the Investment Policy Statement require that at least 25% of plan assets be invested in fixed income securities. As of December 31, 2011, the plan assets consist of approximately 42% bonds, 6% cash equivalents, and 52% equities. Furthermore, equities are to be diversified by industry groups and selected to achieve a balance of long-term growth and income combined with a goal of long-term preservation of capital. Except as provided for in the prospectus of any co-mingled investments, investment managers may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, nor may they hold more than 5% of assets of any one private corporation. Except as provided for in the prospectus of any co-mingled investments, fixed income assets may only be invested in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's as defined by the Investment Policy Statement. The investment manager performance is reviewed regularly by the investment consultant who provides quarterly reports to the Committee for review.

Plan assets are marked to market at each measurement date, resulting in unrealized actuarial gains or losses. Unrealized actuarial gains and losses on pension assets are amortized over the expected future working lifetime of participants of 12.37 years for actuarial expense calculation purposes. Market gains in 2010 and 2009 decreased pension expense by approximately $303 and $709 in 2011 and 2010, respectively.

Since the Pension Plan's inception in 1984, the plan has achieved an 11.1% return on its investments while the applicable benchmark was 10.3% for the same period. The applicable benchmark is a weighted-average of returns for those benchmarks shown in the table below. For the 2011 fiscal year, the investment managers, following the required investment guidelines, achieved a 0.4% return on their investments, while the applicable benchmark was 0.9% for the same period.

Generally, it is expected of the investment managers that the performance of the assets held in the Pension Plan, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. These standards include a specific absolute and risk-adjusted performance standards over a three-to-five-year period and/or full market cycle.

San Jose Water Company calculates the market-related value of our defined benefit pension plan assets, which is defined under FASB ASC Topic 715—"Compensation—Retirement Benefits" as a balance used to calculate the expected return on plan assets, using fair value. Fair value for San Jose Water Company is based on quoted prices in active markets for identical assets and significant observable inputs.

San Jose Water Company has an Executive Supplemental Retirement Plan, which is a defined benefit plan under which San Jose Water Company will pay supplemental pension benefits to key executives in addition to the amounts received under the retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown below. The plan, which is unfunded, had a projected benefit obligation of $11,726 and $10,432 as of December 31, 2011 and 2010, respectively, and net periodic pension cost of $1,241, $1,209 and $808 for 2011, 2010 and 2009, respectively.

Other Postretirement Benefits

In addition to providing pension and savings benefits, San Jose Water Company provides health care and life insurance benefits for retired employees. The plan is a flat dollar plan which is unaffected by variations in health care costs.

Flexible Spending Plan

Effective February 1, 2004, San Jose Water Company established a Flexible Spending Account for its employees for the purpose of providing eligible employees with the opportunity to choose from among the fringe benefits available under the plan. The flexible spending plan is intended to qualify as a cafeteria plan under the provisions of the Internal Revenue Code Section 125. The flexible spending plan allows employees to save pre-tax income in a Health Care Spending Account ("HCSA") and/or a Dependent Care Spending Account ("DCSA") to help defray the cost of out-of-pocket medical and dependent care expenses. The annual maximum limit under the HCSA and DCSA plans is $2.5 and $5, respectively.

Medicare

In December 2003, federal legislation was passed reforming Medicare and introducing the Medicare Part D prescription drug program. San Jose Water Company determined that the new legislation has no impact on its postretirement benefit plan under ASC Topic 715. Because San Jose Water Company has a union contract with its employees whereby San Jose Water Company provides medical benefits at a fixed cost to its retirees, San Jose Water Company's medical costs for postretirement benefits would not be affected by cost fluctuations resulting from the Medicare Part D prescription drug program.

Deferral Plan

San Jose Water Company sponsors a salary deferral plan that allows employees to defer and contribute a portion of their earnings to the plan. Contributions, not to exceed set limits, are matched by San Jose Water Company. San Jose Water Company contributions were $1,001, $962 and $974 in 2011, 2010 and 2009, respectively.

Special Deferral Election Plan and Deferral Election Program

SJW Corp. maintains a Special Deferral Election Plan allowing certain executives and a Deferral Election Program allowing certain directors to defer a portion of their earnings each year and to realize an investment return on those funds during the deferral period. Executives and directors have to make an election on the distribution and payment method of the deferrals before services are rendered. San Jose Water Company records the investment return on the deferred funds as compensation expense once the deferrals are made. Executives and directors had deferred $2,306, $2,103 and $1,890 to the plan as of December 31, 2011, 2010 and 2009, respectively. San Jose Water Company recorded an investment return of $117, $98 and $76 as of December 31, 2011, 2010 and 2009, respectively, on the deferred funds as compensation expense.

Assumptions Utilized on Actuarial Calculations

Net periodic cost for the defined benefit plans and other postretirement benefits was calculated using the following weighted-average assumptions:

	Pension Benefits			Other Benefits		
	2011	2010	2009	2011	2010	2009
	%	%	%	%	%	%
Discount rate	5.48	5.92/5.51 *	6.06	5.40	5.83	6.20
Expected return on plan assets	7.00	8.00/7.00 *	8.00	7.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00	N/A	N/A	N/A

* San Jose Water Company updated its expected return on plan assets assumption in November 2010 to reflect the approved redistribution of investments held between equity and fixed income securities in the plan asset portfolio. As a result, San Jose Water Company remeasured the plan assets and benefit obligation as of that date and the discount rate applied was updated accordingly.

The expected rate of return on plan assets was determined based on a review of historical returns, both for this Pension Plan and for medium- to large-sized defined benefit pension funds with similar asset allocations. This review generated separate expected returns for each asset class. These expected future returns were then blended based on this Pension Plan's target asset allocation.

Benefit obligations for the defined benefit plans and other postretirement benefits were calculated using the following weighted-average assumptions as of December 31:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
	%	%	%	%
Discount rate	4.34	5.48	4.25	5.40
Rate of compensation increase	4.00	4.00	N/A	N/A

San Jose Water Company utilized each plan's projected benefit stream in conjunction with the Citigroup Pension Discount Curve in determining the discount rate used in calculating the pension and other postretirement benefits liabilities at the measurement date.

Net Periodic Pension Costs

Net periodic costs for the defined benefit plans and other postretirement benefits for the years ended December 31 was as follows:

	Pension Benefits			Other Benefits		
	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost						
Service cost	$ 3,516	3,171	2,500	$ 273	229	213
Interest cost	5,313	5,231	4,548	467	433	403
Expected return on assets	(4,289)	(3,599)	(2,945)	(129)	(130)	(115)
Amortization of transition obligation.	—	—	—	57	57	57
Amortization of prior service cost	450	470	449	197	197	197
Recognized actuarial loss	2,147	2,129	1,903	96	48	8
Net periodic benefit cost	$ 7,137	7,402	6,455	$ 961	834	763

Reconciliation of Funded Status

For the defined benefit plans and other postretirement benefits, the benefit obligation is the projected benefit obligation and the accumulated benefit obligation, respectively. The actuarial present value of benefit obligations and the funded status of San Jose Water Company's defined benefit pension and other postretirement plans as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Change in benefit obligation				
Benefit obligation at beginning of year	$ 102,783	87,145	$ 8,731	7,531
Service cost	3,516	3,171	273	229
Interest cost	5,313	5,231	467	433
Amendments	—	167	—	—
Actuarial loss	15,732	10,000	1,641	821
Benefits paid	(3,440)	(2,931)	(316)	(283)
Benefit obligation at end of year	$ 123,904	102,783	$ 10,796	8,731
Change in plan assets				
Fair value of assets at beginning of year	$ 58,761	45,056	$ 1,993	1,597
Actual return on plan assets	(27)	5,610	(20)	135
Employer contributions	7,469	11,026	567	499
Benefits paid	(3,440)	(2,931)	(219)	(238)
Fair value of plan assets at end of year	62,763	58,761	2,321	1,993
Funded status at end of year	$ (61,141)	(44,022)	$ (8,475)	(6,738)

The amounts recognized on the balance sheet as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Current liabilities	$ 705	494	$ 56	53
Noncurrent liabilities	60,436	43,528	8,419	6,685
	$ 61,141	44,022	$ 8,475	6,738

Upon implementation of ASC Topic 715, San Jose Water Company recorded a regulatory asset, including a gross-up for taxes, on the projected benefit obligation of the postretirement benefit plans. The following table summarizes the change in regulatory assets:

	2011	2010
Funded status of obligation	$ 69,616	50,760
Accrued benefit cost	(6,827)	(6,864)
Amount to be recovered in future rates	62,789	43,896
Tax gross-up	43,199	30,200
Regulatory asset	$ 105,988	74,096

The estimated amortization for the year ended December 31, 2012 is as follows:

	Pension Benefits	Other Benefits
Amortization of prior service cost	$ 414	197
Amortization of loss	3,642	199
Total	$ 4,056	396

Plan Assets

Plan assets for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Fair value of assets at end of year:				
Debt securities	$ 26,271	21,333	$ 938	785
	42%	*36%*	*40%*	*39%*
Equity securities	32,653	24,985	921	828
	52%	*43%*	*40%*	*42%*
Cash and equivalents	3,839	12,443	462	380
	6%	*21%*	*20%*	*19%*
Total	$ 62,763	58,761	$ 2,321	1,993

The following tables summarize the fair values of plan assets by major categories as of December 31, 2011 and 2010:

			Fair Value Measurements at December 31, 2011		
Asset Category	**Benchmark**	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents		$ 4,301	$ 4,301	$ —	$ —
Actively Managed (a):					
U.S. Large Cap Equity	Russell 1000 Growth	3,716	3,716	—	—
U.S. Small Mid Cap Equity	Russell 2500	1,814	1,814	—	—
U.S. Small Cap Equity	Russell 2000	6,303	6,303		
Emerging Market Equity	MSCI Emerging Markets Net	3,547	3,547		
Non-U.S. Large Cap Equity	MSCI EAFE Net	4,271	4,271	—	—
Passive Index Fund ETFs (b):					
U.S. Large Cap Equity	S&P 500/Russell 1000 Growth	5,525	5,525	—	—
U.S. Mid Cap Equity	Russell Mid Cap	69	69		
U.S. Small Mid Cap Equity	Russell 2500	617	617	—	—
U.S. Small Cap Equity	Russell 2000	143	143	—	—
Non-U.S. Large Cap Equity	MSCI EAFE Net	4,356	4,356	—	—
REIT	Nareit—Equity REITS	3,213	—	3,213	—
Fixed Income (c)	(c)	27,209	—	27,209	—
Total		$ 65,084	$ 34,662	$ 30,422	$ —

The Plan has a current target allocation of 55% invested in a diversified array of equity securities to provide long-term capital appreciation and 45% invested in a diversified array of fixed income securities to provide preservation of capital plus generation of income.

(a) Actively managed portfolio of securities with the goal to exceed the stated benchmark performance.

(b) Open-ended fund of securities with the goal to track the stated benchmark performance.

(c) Actively managed portfolio of fixed income securities with the goal to exceed the Barclays Capital Aggregate Bond, Barclays Capital 1-3 Year Government/Credit, Citigroup World Government Bond Index, and Merrill Lynch High Yield Master II performance.

Asset Category	Benchmark	Total	Fair Value Measurements at December 31, 2010 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents		$ 12,823	$ 12,823	$ —	$ —
Actively Managed (a):					
U.S. Large Cap Equity	Russell 1000 Growth	3,822	3,822	—	—
U.S. Small Mid Cap Equity	Russell 2500	1,850	1,850	—	—
U.S. Small Cap Equity	Russell 2000	5,961	5,961	—	—
Emerging Market Equity	MSCI Emerging Markets Net	62	62	—	—
Non-U.S. Large Cap Equity	MSCI EAFE Net	101	101	—	—
Passive Index Fund ETFs (b):					
U.S. Large Cap Equity	S&P 500/Russell 1000 Growth	5,597	5,597	—	—
U.S. Mid Cap Equity	Russell Mid Cap	63	63	—	—
U.S. Small Mid Cap Equity	Russell 2500	625	625	—	—
U.S. Small Cap Equity	Russell 2000	128	128	—	—
Non-U.S. Large Cap Equity	MSCI EAFE Net	4,617	4,617	—	—
REIT	Nareit—Equity REITS	2,987	—	2,987	—
Fixed Income (c)	(c)	22,118	—	22,118	—
Total		$ 60,754	$ 35,649	$ 25,105	$ —

The Plan has a current target allocation of 55% invested in a diversified array of equity securities to provide long-term capital appreciation and 45% invested in a diversified array of fixed income securities to provide preservation of capital plus generation of income.

(a) Actively managed portfolio of securities with the goal to exceed the stated benchmark performance.

(b) Open-ended fund of securities with the goal to track the stated benchmark performance.

(c) Actively managed portfolio of fixed income securities with the goal to exceed the Barclays Capital Aggregate Bond, Barclays Capital 1-3 Year Government/Credit, and Merrill Lynch High Yield Master II performance.

In 2012, San Jose Water Company expects to make required and discretionary cash contributions of up to $10,300 to the pension plan and other post retirement benefit plan.

Benefits expected to be paid in the next five years and in the aggregate for the five years thereafter are:

	Pension Plan	Other Postretirement Benefit Plan
2012	$ 4,075	$ 376
2013	4,332	411
2014	4,573	436
2015	4,853	469
2016	5,187	505
2017 – 2021	31,273	3,021

Note 11. Equity Plans

Common Stock

SJW Corp. has a Long-Term Stock Incentive Plan (the "Plan"), which has 1,800,000 shares of common stock reserved for issuance. The Plan was initially adopted by the Board of Directors on March 6, 2002. The Plan was subsequently amended, and the amended and restated Plan was adopted by the Board on January 30, 2008 and became effective on April 30, 2008. The Plan allows SJW Corp. to provide employees, non-employee Board members or the board of directors of any parent or subsidiary, consultants, and other independent advisors who provide services to the Company or any parent or subsidiary the opportunity to acquire an equity interest in SJW Corp.

A participant in the Plan generally may not receive Plan awards covering an aggregate of more than 600,000 shares of common stock in any calendar year. Additionally, awards granted under the Plan may be conditioned upon the attainment of specified Company performance goals. The types of awards included in the Plan are restricted stock awards, restricted stock units, performance shares, or other share-based awards. In addition, shares are issued to employees under the Employee Stock Purchase Plan ("ESPP"). SJW Corp. also has a Dividend Reinvestment and Stock Purchase Plan ("DRSPP") which allows eligible participants to buy shares and reinvest cash dividends in SJW Corp. common stock. As of December 31, 2011, 2010 and 2009, 235,473, 213,207 and 178,759 shares have been issued pursuant to the Plan, and 363,700, 378,903 and 352,012 shares are issuable upon the exercise of outstanding options, restricted stock units, and deferred restricted stock units for the years ended 2011, 2010 and 2009, respectively. The remaining shares available for issuance under the Plan are 1,200,827, 1,207,890 and 1,269,229 for the years ended 2011, 2010 and 2009, respectively. The compensation costs charged to income is recognized on a straight-line basis over the requisite service period. A summary of compensation costs charged to income, proceeds from the exercise of stock options and similar instruments and the tax benefit realized from stock options and similar instruments exercised, that are recorded to additional paid-in capital and common stock, by award type, are presented below for the years ended December 31:

		2011	2010	2009
Compensation costs charged to income:				
Stock options	$	—	—	11
ESPP		92	90	90
Restricted stock and deferred restricted stock		559	722	796
Total compensation costs charged to income	$	651	812	897
Proceeds from the exercise of stock options and similar instruments:				
Stock options	$	—	180	29
ESPP		525	512	512
Restricted stock and deferred restricted stock		—	—	10
DRSPP		39	—	—
Other		—	—	—
Total proceeds from the exercise of stock options and similar instruments	$	564	692	551
Excess tax benefits realized from share options exercised and stock issuance:				
Stock options	$	—	41	3
Restricted stock and deferred restricted stock		7	—	71
Total excess tax benefits realized from share options exercised and stock issuance	$	7	41	74

Stock Options

SJW Corp. applies FASB ASC Topic 718—"Compensation—Stock Compensation," for all existing and new share-based compensation plans. To estimate the fair value of options at grant date as the basis for the share-based compensation awards, SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions. Further, as required under ASC Topic 718, SJW Corp. estimates forfeitures for the share-based awards that are not expected to vest. Changes in these inputs and assumptions can affect the measure of estimated fair value of our share based compensation and the amount and timing of expense recognition.

Awards in the form of stock options under the Plan allow executives to purchase common shares at a specified price. Options are granted at an exercise price that is not less than the per share market price on the date of the grant. Options vest at a 25% rate on each annual date over four years and are exercisable over a 10 year period.

As of December 31, 2011, all outstanding options were fully vested. A summary of SJW Corp.'s stock option awards as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding as of January 1, 2011	85,526	$ 18.24	3.73	$ 721
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding as of December 31, 2011	85,526	$ 18.24	2.73	$ 518
Options exercisable at December 31, 2011	85,526	$ 18.24	2.73	$ 518

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $0, $133, and $13, respectively.

As of December 31, 2011, there are no unrecognized compensation costs related to stock options.

Restricted Stock and Deferred Restricted Stock

Under SJW Corp.'s Amended and Restated Deferred Restricted Stock Program (the "Deferred Restricted Stock Program"), SJW Corp. granted deferred restricted stock units to non-employee Board members. This program was amended effective January 1, 2008. As a result of that amendment, no new awards of deferred restricted stock units will be made under the Deferred Restricted Stock Program with respect to Board service after December 31, 2007.

On January 3, 2011, restricted stock units covering an aggregate of 13,631 shares of common stock of SJW Corp. were granted to several executives of SJW Corp. and its subsidiaries. The units vest in four equal successive installments upon completion of each year of service with no dividend equivalent rights. Share-based compensation expense is being recognized at grant date fair value of $23.70 per unit over the vesting period beginning in 2011.

On January 25, 2011, market performance-vesting restricted stock units granted to a key executive of SJW Corp. on April 30, 2008 covering 7,000 shares of common stock of SJW Corp. were canceled because the market performance objective was not attained. However, since the requisite service over the three-year service period of the award was rendered, even though the market condition was not achieved, compensation cost recognized over the three-year requisite service period was not reversed.

On April 25, 2011, a total of 149 shares of common stock were distributed to a retired member of SJW Corp.'s Board of Directors. There was no excess tax benefit realized from this stock issuance.

On June 30, 2011, an executive of SJW Corp. retired from the Company and as a result, a total of 4,725 unvested restricted shares were forfeited. Compensation costs of $22 previously recognized relating to these unvested shares was reversed during the second quarter of 2011.

On October 4, 2011, a total of 759 shares of common stock were distributed to a key employee of SJW Corp. There was no excess tax benefit realized from this stock issuance.

A summary of SJW Corp.'s restricted and deferred restricted stock awards as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	Units	Weighted Average Grant-Date Fair Value
Outstanding as of January 1, 2011	268,266	$ 16.39
Issued	13,631	$ 23.70
Exercised	(22,255)	$ 24.64
Forfeited or expired	(11,725)	$ 16.59
Outstanding as of December 31, 2011	247,917	$ 16.04
Shares vested as of December 31, 2011	162,649	$ 16.09

A summary of the status of SJW Corp.'s nonvested restricted and deferred restricted stock awards as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	Units	Weighted Grant-Date Fair Value
Nonvested as of January 1, 2011	105,479	$ 16.82
Granted	13,631	$ 23.70
Vested	(22,117)	$ 24.55
Forfeited	(11,725)	$ 16.59
Nonvested as of December 31, 2011	85,268	$ 15.95

As of December 31, 2011, the total unrecognized compensation costs related to restricted and deferred restricted stock plans amounted to $717. This cost is expected to be recognized over a weighted-average period of 1.45 years.

Dividend Equivalent Rights

Under the Plan, certain holders of options, restricted stock and deferred restricted stock awards may have the right to receive dividend equivalent rights ("DERs") each time a dividend is paid on common stock after the grant date. Stock compensation on DERs is recognized as a liability and recorded against retained earnings on the date dividends are issued.

The Deferred Restricted Stock and Deferral Election Programs for non-employee Board members were amended effective January 1, 2008, to allow the DERs' with respect to the deferred shares to remain in effect only through December 31, 2017. Accordingly, the last DERs' conversion into deferred restricted stock units will occur on the first business day in January 2018. Previously, no such time limitation was placed in the Deferred Restricted Stock and Deferral Election Program.

As of December 31, 2011, 2010 and 2009, a cumulative of 50,888, 45,731 and 40,318 dividend equivalent rights were converted, since inception, to deferred restricted stock awards, respectively. For the years ended December 31, 2011, 2010 and 2009, $129, $123 and $122 related to dividend equivalent rights were recorded against retained earnings and were accrued as a liability.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of SJW Corp.'s common stock at 85% of the fair value of shares on the purchase date. Under the ESPP, employees can designate up to a maximum of 10% of their base compensation for the purchase of shares of common stock, subject to certain restrictions. A total of 270,400 shares of common stock have been reserved for issuance under the ESPP.

Since its inception, there have been eleven purchase intervals. As of December 31, 2011, 2010 and 2009, a total of 25,712, 25,860 and 24,674 shares, respectively, have been issued under the ESPP. The ESPP has no look-back provisions. As of December 31, 2011, 2010 and 2009, cash received from employees towards the ESPP amounted to $548, $512 and $537, respectively.

After considering estimated employee terminations or withdrawals from the plan before the purchase date, for the years ended December 31, 2011, 2010 and 2009, SJW Corp.'s recorded expenses were $96, $90 and $90 related to the ESPP.

The total unrecognized compensation costs related to the semi-annual offering period that ends January 31, 2012 for the ESPP is approximately $8. This cost is expected to be recognized during the first quarter of 2012.

Note 12. Segment and Nonregulated Businesses Reporting

SJW Corp. is a holding company with four subsidiaries: (i) San Jose Water Company, a water utility operation with both regulated and nonregulated businesses, (ii) SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., operate commercial building rentals, (iii) SJWTX, Inc. which is doing business as Canyon Lake Water Service Company, a regulated water utility located in Canyon Lake, Texas, and its consolidated nonregulated variable interest entity, Acequia Water Supply Corporation, and (iv) Texas Water Alliance Limited, a nonregulated water utility operation which is undertaking activities that are necessary to develop a water supply project in Texas. In accordance with FASB ASC Topic 280 —"Segment Reporting," SJW Corp. has determined that it has two reportable business segments. The first segment is that of providing water utility and utility-related services to its customers through SJW Corp.'s subsidiaries, San Jose Water Company, Canyon Lake Water Service Company and Texas Water Alliance, together referred to as "Water Utility Services". The second segment is property management and investment activity conducted by SJW Land Company, referred to as "Real Estate

Services."

SJW Corp.'s reportable segments have been determined based on information used by the chief operating decision maker. SJW Corp.'s chief operating decision maker is its President and Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis that is accompanied by disaggregated information about operating revenue, net income and total assets, by subsidiaries.

The tables below set forth information relating to SJW Corp.'s reportable segments and distribution of regulated and nonregulated business activities within the reportable segments. Certain allocated assets, revenue and expenses have been included in the reportable segment amounts. Other business activity of SJW Corp. not included in the reportable segments is included in the "All Other" category.

	For year ended December 31, 2011						
	Water Utility Services		Real Estate Services	All Other (1)	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	229,411	4,935	4,609	—	229,411	9,544	238,955
Operating expense	175,812	3,481	3,240	2,031	175,812	8,752	184,564
Operating income (loss)	53,599	1,454	1,369	(2,031)	53,599	792	54,391
Net income (loss)	21,970	765	(407)	(1,450)	21,970	(1,092)	20,878
Depreciation and amortization	29,136	360	1,697	—	29,136	2,057	31,193
Senior note, mortgage and other interest expense	16,741	—	1,833	1,101	16,741	2,934	19,675
Income tax expense (benefit) in net income	15,387	571	(296)	(1,096)	15,387	(821)	14,566
Assets	917,580	11,668	80,097	29,465	917,580	121,230	1,038,810

	For year ended December 31, 2010						
	Water Utility Services		Real Estate Services (2)	All Other (1)	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	207,432	4,646	3,560	—	207,432	8,206	215,638
Operating expense	164,976	3,139	6,858	2,590	164,976	12,587	177,563
Operating income (loss)	42,456	1,507	(3,298)	(2,590)	42,456	(4,381)	38,075
Net income (loss)	16,818	846	(3,166)	9,908	16,818	7,588	24,406
Depreciation and amortization	26,319	347	1,665	—	26,319	2,012	28,331
Senior note, mortgage and other interest expense	15,917	—	1,760	6	15,917	1,766	17,683
Income tax expense (benefit) in net income	11,496	600	(2,176)	6,820	11,496	5,244	16,740
Assets	844,364	9,849	81,361	(212)	844,364	90,998	935,362

	For year ended December 31, 2009						
	Water Utility Services		Real Estate Services	All Other (1)	SJW Corp.		
	Regulated	Non regulated	Non regulated	Non regulated	Regulated	Non regulated	Total
Operating revenue	207,707	4,563	3,827	—	207,707	8,390	216,097
Operating expense	166,950	3,143	4,372	1,952	166,950	9,467	176,417
Operating income (loss)	40,757	1,420	(545)	(1,952)	40,757	(1,077)	39,680
Net income (loss)	15,973	841	(1,424)	(219)	15,973	(802)	15,171
Depreciation and amortization	23,622	344	1,677	—	23,622	2,021	25,643
Senior note, mortgage and other interest expense	14,118	—	1,826	26	14,118	1,852	15,970
Income tax expense (benefit) in net income	11,459	578	(1,139)	(618)	11,459	(1,179)	10,280
Assets	750,194	6,569	81,177	40,534	750,194	128,280	878,474

(1) The "All Other" category is SJW Corp., on a stand-alone basis.

(2) For the year ended December 31, 2010, an impairment on real estate investment of $3,597 is included in operating expense. Taxes of $1,466 is included in net income. No impairments occurred during the same period in 2011 and 2009.

Note 13. Sale of California Water Service Group Stock

During the year ended December 31, 2010, SJW Corp. sold 907,392 shares of California Water Service Group for $33,938, before fees of $273. SJW Corp. recognized a gross gain on the sale of the stock of approximately $18,966, tax expense of approximately $7,776, for a net gain of $11,190. The unrealized holding gain associated with the shares sold, that was reclassified out of accumulated other comprehensive income was $10,784 and was based on the fair value of the stock as of June 30, 2010 and September 30, 2010. No sales of California Water Service Group stock occurred during the same period in 2011.

SJW Corp. classifies its investment in California Water Service Group as available-for-sale. The stock is carried at the quoted market price with the changes in unrealized gain or loss reported, net of tax, as a component of other comprehensive income. As of December 31, 2011, SJW Corp. held 385,120 shares of California Water Service Group. The increase in shares from the prior year was due to a two-for-one stock split during the year of California Water Service Group's common stock. The following table summarizes the fair value of our investment in California Water Service Group as of December 31, 2011 and 2010:

	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment in California Water Service Group	$ 7,032	$ 7,032	—	—

	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment in California Water Service Group	$ 7,177	$ 7,177	—	—

Note 14. Impairment of Tennessee Distribution Facility

On December 3, 2010, SJW Land Company granted an option to a third-party for the sale of one of its nonregulated real estate investments, a distribution facility located in Knoxville, Tennessee and approximately 30 acres of land on which the facility is located for $16,500. The Company determined that signing the option agreement represented a change in circumstances in the intended use of such facility and land and since the option price was below its current carrying value, impairment indicators existed. Accordingly, the Company performed a recoverability test of estimated future cash flows from the facility in accordance with ASC Topic 360. The Company determined that the carrying value was not recoverable through estimated future cash flows from the exercise of the option.

The Company measured the fair value using a combination of the income approach and the market approach. The market approach included the use of prices and other relevant information generated by market transactions involving identical or comparable assets. The income approach included the use of a discounted cash flow model, which required the use of unobservable inputs, including assumptions of projected revenue, expenses, and other costs, a terminal value as well as a discount rate of 9% based on a risk free borrowing rate, adjusted for risk. We also used the purchase option price as it represented a strong, observable market indicator of fair value defined in FASB ASC Topic 820—"Fair Value Measurements and Disclosures" as the price that would be received to sell an asset in an orderly transaction between market participants. The Company then applied a probability weighting on potential outcomes of the above three valuation methods, applying a weighting of 35% for the average result of the income and market approaches and 65% for the option price, to determine fair value. These measurements are classified as Level 3, as we used unobservable inputs to the valuation methodologies that were significant to the fair value measurements, and the valuations required management judgment due to the absence of quoted market prices. As a result, SJW Land Company recognized a pre-tax impairment loss on the building and land in the fourth quarter of 2010 of approximately $3,597. On January 14, 2011, SJW Land Company was notified by the optionee that they were terminating the option agreement.

The following table presents the long-lived asset that was measured and recorded at fair value on a non-recurring basis during the year ended December 31, 2010, and the loss recorded during that same period. No impairments occurred during 2011 or 2009.

		Fair Value Measured and Recorded Using			
	Net Carrying Value as of Dec. 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for Year Ended Dec. 31, 2010
Assets:					
Tennessee distribution facility	$ 15,181	—	—	$ 15,181	$ 3,597

Note 15. Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

	2011 Quarter Ended			
	March	June	September	December
Operating revenue	$ 43,696	59,007	73,914	62,338
Operating income	5,601	13,784	18,486	16,520
Net income	610	5,451	8,215	6,602
Comprehensive income	599	5,479	7,988	6,727
Earnings per share:				
—Basic	0.03	0.29	0.44	0.36
—Diluted	0.03	0.29	0.44	0.35
Market price range of stock:				
—High	26.40	24.24	24.80	24.93
—Low	22.48	21.99	21.16	21.10
Dividend per share	0.17	0.17	0.17	0.17

	2010 Quarter Ended			
	March	June	September	December
Operating revenue	$ 40,411	54,128	70,347	50,752
Operating income	5,337	11,345	17,922	3,471
Net income	985	4,516	10,787	8,118
Comprehensive income	1,498	3,276	8,906	(102)
Earnings per share:				
—Basic	0.05	0.24	0.58	0.45
—Diluted	0.05	0.24	0.58	0.43
Market price range of stock:				
—High	26.12	28.23	26.20	27.88
—Low	21.76	22.78	22.57	23.88
Dividend per share	0.17	0.17	0.17	0.17

SJW CORP.

FINANCIAL STATEMENT SCHEDULE

Schedule II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2011, 2010 and 2009

(in thousands)

Description		2011	2010	2009
Allowance for doubtful accounts:				
Balance, beginning of period	$	235	285	279
Charged to expense		327	301	475
Accounts written off		(422)	(472)	(577)
Recoveries of accounts written off		85	121	108
Balance, end of period	$	225	235	285
Reserve for litigation and claims:				
Balance, beginning of period	$	449	417	668
Charged to expense		121	538	429
Revision to accrual, due to settlements		(182)	(245)	(280)
Payments		(148)	(261)	(400)
Balance, end of period	$	240	449	417

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Control and Procedures

SJW Corp.'s management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of SJW Corp.'s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that SJW Corp.'s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by SJW Corp. in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SJW Corp. believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control over Financial Reporting

SJW Corp.'s management is responsible for establishing and maintaining an adequate internal control structure over financial reporting and for an assessment of the effectiveness of internal control over financial reporting, as such items are defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has utilized the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

SJW Corp.'s management has performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2011. Based on this assessment, management has concluded SJW Corp.'s internal control over financial reporting as of December 31, 2011 is effective.

KPMG LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31,

2011. Its report is included in Item 8 of this report.

Changes in Internal Controls

There has been no change in internal control over financial reporting during the fourth fiscal quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting of SJW Corp.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is contained in part under the caption "Officers of the Registrant" in Part I, Item 1, of this report, and in SJW Corp.'s Proxy Statement for its 2012 Annual Meeting of Shareholders to be held on April 25, 2012 (the "2012 Proxy Statement") under the captions "Proposal 1—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Code of Ethics

SJW Corp. has adopted a code of ethics that applies to SJW Corp.'s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The text of the code of ethics is available, free of charge, at the Company's website at *http://www.sjwcorp.com.* SJW Corp. intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such information on its website.

Corporate Governance Guidelines and Board Committee Charters

The Corporate Governance Guidelines and the charters for the board committees—the Audit Committee, Executive Compensation Committee, Real Estate Committee, and Nominating & Governance Committee—are available at the Company's website at *http://www.sjwcorp.com.* Shareholders may also request a free hard copy of the Corporate Governance Guidelines and the charters from the following address and phone number:

SJW Corp.
110 West Taylor Street
San Jose, CA 95110
Attn: Corporate Secretary
Phone: 800-250-5147

Item 11. *Executive Compensation*

The information required by this item is contained in the 2012 Proxy Statement under the captions "Compensation of Directors," "Executive Compensation and Related Information," "Compensation Committee Interlocks and Insider Participation," and "Committee Reports" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is contained in the 2012 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transaction, and Director Independence*

The information required by this item is contained in the 2012 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Independent Directors" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is contained in the 2012 Proxy Statement under the caption "Principal Independent Accountants' Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a)(3) Exhibits required to be filed by Item 601 of Regulation S-K.

See Exhibit Index located immediately following this Item 15.

The exhibits filed herewith are attached hereto (except as noted) and those indicated on the Exhibit Index which are not filed herewith were previously filed with the Securities and Exchange Commission as indicated.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation of SJW Corp. Incorporated by reference to Exhibit 3.1 to Form 10-K for year ended December 31, 2001.
3.2	Certificate of Amendment of the Restated Articles of Incorporation of SJW Corp., as filed with the Secretary of State of the State of California on February 22, 2006. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on February 27, 2006.
3.3	By-Laws of SJW Corp., as amended on July 28, 2010. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 29, 2010.
4	Instruments Defining the Rights of Security Holders, including Indentures: No current issue of the registrant's long-term debt exceeds 10 percent of its total assets. SJW Corp. hereby agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of unregistered senior and subordinated debt of the Company.
4.1	Indenture dated as of June 1, 2010 between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended June 30, 2010.
4.2	4.35% Senior Notes due June 30, 2021. SJW Corp. agrees to furnish a copy of such Senior Notes to the Commission upon request.
10.1	Water Supply Contract dated January 27, 1981, between San Jose Water Works and the Santa Clara Valley Water District, as amended. Incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2001.
10.2	Limited Partnership Agreement of 444 West Santa Clara Street, L.P., entered into as of September 2, 1999, between SJW Land Company and Toeniskoetter & Breeding, Inc. Development. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the quarter ended September 30, 1999.
10.3	Asset Purchase Agreement by and between SJWTX, Inc. to purchase the assets of Canyon Lake Water Supply Corporation, a Texas nonprofit water supply corporation, dated October 4, 2005. Incorporated by reference to Exhibit 10.1 to Form 10-Q for quarter ending September 30, 2005.
10.4	Credit Agreement dated as of May 27, 2010 by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 28, 2010.
10.5	First Amendment to Credit Agreement by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association dated December 16, 2010 and First Modification to Promissory Note dated December 16, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 17, 2010.
10.6	Second Amendment to Credit Agreement by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association dated July 1, 2011 and Second Modification to Promissory Note dated July 1, 2011. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on July 7, 2011.
10.7	Third Modification to Promissory Note dated August 1, 2011 by and between SJW Corp., SJW Land Company and Wells Fargo Bank, National Association. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2011.
10.8	Credit Agreement dated as of May 27, 2010 by and between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 28, 2010.
10.9	First Amendment to Credit Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated December 16, 2010 and First Modification to Promissory Note dated December 16, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 17, 2010.
10.10	Second Amendment to Credit Agreement by and between San Jose Water Company and Wells Fargo Bank, National Association dated July 1, 2011 and Second Modification to Promissory Note dated July 1, 2011. Incorporated by reference as Exhibit 10.2 to Form 8-K filed on July 7, 2011.
10.11	Third Modification to Promissory Note dated July 27, 2011 by and between San Jose Water Company and Wells Fargo Bank, National Association. Incorporated by reference as Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2011.

10.12 Loan Agreement dated as of June 1, 2010 between the California Pollution Control Financing Authority and San Jose Water Company. Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2010.

10.13 Bond Purchase agreement dated June 9, 2010 among Goldman, Sachs & Co., the Treasurer of the State of California and the California Pollution Control Financing Authority and approved by San Jose Water Company. Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2010.

10.14 Note Agreement between SJW Corp. and the Prudential Insurance Company of America, dated June 30, 2011. Incorporated by reference as Exhibit 10.3 to Form 8-K filed on July 7, 2011.

10.15 Form of Letter Amendment to SJW Corp. Director Pension Plan. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2007. (2)

10.16 San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective October 28, 2009. Incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2009. (2)

10.17 Plan Amendment No. 1 to San Jose Water Company Executive Supplemental Retirement Plan as amended and restated effective October 28, 2009. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on January 29, 2010. (2)

10.18 Amended and Restated Exhibit A to SJW Corp. Executive Supplemental Retirement Plan effective January 26, 2011. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2011. (2)

10.19 Plan Amendment to San Jose Water Company Executive Supplemental Retirement Plan effective January 1, 2011. Incorporated by reference as Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2011. (2)

10.20 San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective January 1, 2012. (1) (2)

10.21 San Jose Water Company Cash Balance Executive Supplemental Retirement Plan, dated July 29, 2009. Incorporated by reference as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2009. (2)

10.22 Amendment to the San Jose Water Company Cash Balance Executive Supplemental Retirement Plan, effective as of January 1, 2011. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on October 1, 2010. (2)

10.23 San Jose Water Company Cash Balance Executive Supplemental Retirement Plan as amended and restated effective January 1, 2012. (1) (2)

10.24 SJW Corp. Long-Term Incentive Plan, as amended and restated January 30, 2008. Incorporated by reference as Exhibit 10.1 to Form 8-K filed on May 1, 2008. (2)

10.25 Chief Executive Officer Employment Agreement amended and restated, effective January 1, 2008. Incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 2008. (2)

10.26 First Amendment, effective as of January 1, 2010, to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 18, 2009. (2)

10.27 Second Amendment dated January 26, 2010 to the Chief Executive Officer Employment Agreement amended and restated effective January 1, 2008. Incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2009. (2)

10.28 Offer Letter to Mr. James P. Lynch dated September 22, 2010 and accepted September 27, 2010. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 1, 2010. (2)

10.29 Standard Form of Stock Option Agreement, as adopted by SJW Corp. Board of Directors on April 29, 2003. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the quarter ended June 30, 2003. (2)

10.30 SJW Corp. Executive Officer Short-Term Incentive Plan, effective as of April 30, 2008. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 1, 2008. (2)

10.31 SJW Corp. Executive Severance Plan, as amended and restated, effective January 1, 2010 and amended effective October 26, 2010. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2010. (2)

10.32	San Jose Water Company Special Deferral Election Plan, as amended and restated, effective January 1, 2008. Incorporated by reference as Exhibit 10.14 to Form 10-K for the year ended December 31, 2008. (2)
10.33	San Jose Water Company Special Deferral Election Plan, as amended and restated, effective January 1, 2012. (1) (2)
10.34	SJW Corp. Amended and Restated Deferred Restricted Stock Program, effective January 1, 2008. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2008. (2)
10.35	SJW Corp. Deferral Election Program for Non-Employee Board Members, as amended and restated, effective January 1, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2007. (2)
10.36	SJW Corp. Director Compensation and Expense Reimbursement Policies, amended and restated, effective as of July 29, 2009. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2009. (2)
10.37	Form of Stock Option Dividend Equivalent Rights Agreement, effective as of January 1, 2008. Incorporated by reference as Exhibit 10.18 to Form 10-K for the year ended December 31, 2008. (2)
10.38	Chief Operating Officer Stock Option Dividend Equivalent Rights Agreement, as amended and restated effective as of January 1, 2008. Incorporated by reference as Exhibit 10.19 to Form 10-K for the year ended December 31, 2008. (2)
10.39	Restricted Stock Unit Issuance Agreement, amended and restated, effective as of July 1, 2008. Incorporated by reference as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2008. (2)
10.40	Deferred Restricted Stock Award Agreement, amended and restated, as of October 22, 2008. Incorporated by reference as Exhibit 10.21 to Form 10-K for the year ended December 31, 2008. (2)
10.41	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.22 to Form 10-K for the year ended December 31, 2008. (2)
10.42	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.23 to Form 10-K for the year ended December 31, 2008. (2)
10.43	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.24 to Form 10-K for the year ended December 31, 2008. (2)
10.44	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated effective October 22, 2008. Incorporated by reference as Exhibit 10.25 to Form 10-K for the year ended December 31, 2008. (2)
10.45	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.26 to Form 10-K for the year ended December 31, 2008. (2)
10.46	Chief Executive Officer Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.27 to Form 10-K for the year ended December 31, 2008. (2)
10.47	Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.30 to Form 10-K for the year ended December 31, 2009. (2)
10.48	Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.31 to Form 10-K for the year ended December 31, 2009. (2)
10.49	Form of Chief Executive Officer Restricted Stock Unit Issuance Agreement. (1) (2)
10.50	Form of Restricted Stock Unit Issuance Agreement Award, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.28 to Form 10-K for the year ended December 31, 2008. (2)
10.51	Form of Restricted Stock Unit Issuance Agreement, amended and restated, effective October 22, 2008. Incorporated by reference as Exhibit 10.29 to Form 10-K for the year ended December 31, 2008. (2)

10.52	Form of Restricted Stock Unit Issuance Agreement. Incorporated by reference as Exhibit 10.34 to Form 10-K for the year ended December 31, 2009. (2)
10.53	Form of Restricted Stock Unit Issuance Agreement. (1) (2)
10.54	Performance Goals for the Chief Executive Officer 2009 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2009. (2)
10.55	Performance Goals for the Chief Executive Officer 2010 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.36 to Form 10-K for the year ended December 31, 2009. (2)
10.56	Performance Goals for the Chief Executive Officer 2011 Fiscal Year Bonus. Incorporated by reference as Exhibit 10.45 to Form 10-K for the year ended December 31, 2010. (2)
10.57	Performance Goals for the Chief Executive Officer 2012 Fiscal Year Bonus. (1) (2)
10.58	Form of Indemnification Agreement between SJW Corp. and officers. Incorporated by reference as Exhibit 10.37 to Form 10-K for the year ended December 31, 2009. (2)
10.59	Form of Indemnification Agreement between SJW Corp. and Board members. Incorporated by reference as Exhibit 10.38 to Form 10-K for the year ended December 31, 2009. (2)
10.60	Form of Separation Agreement and Release by and between Angela Yip and San Jose Water Company. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 10, 2010. (2)
10.61	Form of Separation Agreement and Release dated September 30, 2010 by and between David A. Green and San Jose Water Company. Incorporated by reference as Exhibit 10.49 to Form 10-K for the year ended December 31, 2010. (2)
21.1	Subsidiaries of SJW Corp. filed as Exhibit 21.1 to Form 10-K for the year ended December 31, 2009.
23	Consent of Independent Registered Public Accounting Firm. (1)
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by President and Chief Executive Officer. (1)
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer and Treasurer. (1)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 by President and Chief Executive Officer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
32.2	Certification Pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer and Treasurer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1) Filed currently herewith.
(2) Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SJW CORP.
Date: February 29, 2012	By /s/ Charles J. Toeniskoetter CHARLES J. TOENISKOETTER, Chairman, Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 29, 2012	By /s/ W. Richard Roth W. RICHARD ROTH, President, Chief Executive Officer and Member, Board of Directors (Principal executive officer)
Date: February 29, 2012	By /s/ James P. Lynch JAMES P. LYNCH, Chief Financial Officer and Treasurer (Principal financial officer)
Date: February 29, 2012	By /s/ Wendy Avila-Walker WENDY AVILA-WALKER, Controller (Principal accounting officer)
Date: February 29, 2012	By /s/ Katharine Armstrong KATHARINE ARMSTRONG, Member, Board of Directors
Date: February 29, 2012	By /s/ Mark L. Cali MARK L. CALI, Member, Board of Directors
Date: February 29, 2012	By /s/ J. Philip DiNapoli J. PHILIP DINAPOLI, Member, Board of Directors
Date: February 29, 2012	By /s/ Douglas R. King DOUGLAS R. KING, Member, Board of Directors
Date: February 29, 2012	By /s/ Norman Y. Mineta NORMAN Y. MINETA, Member, Board of Directors
Date: February 29, 2012	By /s/ Ronald B. Moskovitz RONALD B. MOSKOVITZ, Member, Board of Directors

Date: February 29, 2012	By	/s/ George E. Moss
		GEORGE E. MOSS, Member, Board of Directors
Date: February 29, 2012	By	/s/ Charles J. Toeniskoetter
		CHARLES J. TOENISKOETTER, Member, Board of Directors
Date: February 29, 2012	By	/s/ Robert A. Van Valer
		ROBERT A. VAN VALER, Member, Board of Directors

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

SJW Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-105010 and 333-127383) on Form S-8 and in the registration statement (No. 333-172048) on Form S-3 of SJW Corp. of our report dated February 29, 2012, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of SJW Corp.

/s/ KPMG LLP

Santa Clara, California

February 29, 2012

Exhibit 31.1

CERTIFICATIONS

I, W. Richard Roth, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ W. Richard Roth
W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, James P. Lynch, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ James P. Lynch
JAMES P. LYNCH
Chief Financial Officer and Treasurer
(Principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Richard Roth, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Richard Roth

W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)
February 29, 2012

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James P. Lynch, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James P. Lynch

JAMES P. LYNCH
Chief Financial Officer and Treasurer
(Principal financial officer)
February 29, 2012

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Financial Highlights

SJW Corp. and subsidiaries


2011
8.0
2010
9.6
2009
6.0
2008
8.8
2007
8.3
Rate of return on average equity (%)


2011
0.69
2010
0.68
2009
0.66
2008
0.65
2007
0.60
Dividends paid per share ($)


2011
1.12
2010
1.32
2009
0.82
2008
1.17
2007
1.05
Basic earnings per share ($)

Shareholder Calendar

Transfer Agent (for inquiries and changes in shareholder accounts):

American Stock Transfer & Trust Company LLC, Shareholder Services Division
6201 15th Avenue, Brooklyn, NY 11219
Phone: (800) 937-5449 Web site: www.amstock.com

Schedule of anticipated dividend declaration, record, and payment dates for 2012:

DECLARATION DATES	RECORD DATES	PAYMENT DATES
January 25	February 6	March 1
April 25	May 7	June 1
July 25	August 6	September 4
October 24	November 5	December 3

Annual Meeting

The Annual Meeting of Shareholders of SJW Corp. is scheduled for Wednesday, April 25, 2012, at 10:00 AM Pacific Time in the Corporation's principal office at 110 W. Taylor Street, San Jose, California.

Web site:	General Office:	Investor Relations:
www.sjwcorp.com	(408) 918-7231	(800) 250-5147

Directors

Katharine Armstrong, *President,* Natural Resources Solutions and Katharine Armstrong, Inc.
Mark L. Cali, *Court Attorney,* Superior Court of California, County of San Luis Obispo
J. Philip DiNapoli, *President,* JP DiNapoli Companies Inc.
Douglas R. King, *Retired Partner,* Ernst & Young LLP
Norman Y. Mineta, *Global Vice Chairman,* Hill & Knowlton Strategies
Ronald B. Moskovitz, *Counsel,* Morgan, Lewis & Bockius LLP
George E. Moss, *Chairman,* Roscoe Moss Manufacturing Company
W. Richard Roth, *President and Chief Executive Officer,* SJW Corp.
Charles J. Toeniskoetter, *Chairman of the Board,* SJW Corp., *Chairman,* Toeniskoetter Development, Inc.
Robert A. Van Valer, *President,* Roscoe Moss Manufacturing Company



SJW Corp. Mission

- Maximize shareholder value by achieving strong earnings, sustainable growth, and competitive total returns.
- Provide high quality, low cost water and exceptional service to customers.
- Capitalize on water sector growth opportunities through constructive business partnerships, disciplined management, and innovative applications of technology.
- Foster a dynamic work environment that encourages personal and professional growth, embraces diversity, and promotes mutual trust and respect.
- Conduct business with strict adherence to responsible corporate governance and high ethical standards.
- Be a committed corporate citizen through community involvement, steadfast environmental stewardship, and an enduring dedication to excellence.

SJW CORP.
110 W. Taylor Street, San Jose, CA 95110
408.279.7800 • www.sjwcorp.com